Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2020

at 2:00 p.m. (Vancouver Time)

MANAGEMENT INFORMATION CIRCULAR

DATED: MAY 11, 2020

MAVERIX METALS INC.

Suite 575, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
Telephone No.: 604-449-9290

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Maverix Metals Inc. (the “Corporation” or “Maverix”) will be held in on June 30, 2020 at 2:00 p.m. (Vancouver Time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2019 together with the auditor’s report thereon;

2.	to fix the number of directors of the Corporation at eight;

3.	to elect directors for the ensuing year;

4.	to appoint KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the auditors’ remuneration;

5.	to consider and, if deemed advisable, pass an ordinary resolution to approve the Corporation’s amended and restated stock option and compensation share plan;

6.	to consider and, if deemed advisable, pass an ordinary resolution to approve the Corporation’s amended and restated restricted share unit plan; and

7.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular (the “Circular”) accompanying this Notice of Meeting under the heading “Business of the Meeting.”

Impact of COVID-19

This year to proactively deal with the unprecedented health impact of the novel coronavirus, also known as COVID-19, to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, and in compliance with current government direction and advice, we will hold a hybrid Meeting, allowing for Shareholder participation in person and via teleconference. Shareholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by calling (toll-free) 1-800-319-4610 (Canada and USA) or +1-604-638-5340 (International). Callers should dial in fifteen to twenty minutes prior to the scheduled time of the Meeting and ask to join the Meeting. Please refer to the section “Proxy Voting” in the Circular for details on how to vote at the Meeting.

The Corporation reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak, including changing the Meeting date, time, location and/or means of holding the Meeting. Such changes will be announced by way of press release. Shareholders are advised to monitor the Corporation’s website at www.maverixmetals.com or the Corporation’s profile, in Canada, on SEDAR at www.sedar.com and, in the United States, on EDGAR, at www.sec.gov, where copies of such press releases, if any, will be posted. Shareholders are advised to check the Corporation’s website regularly for the most current information. The Corporation does not intend to prepare an amended Circular in the event of changes to the Meeting format. We encourage Shareholders to vote their Common Shares prior to the Meeting by any of the means described in the Circular and to attend the Meeting via teleconference.

The Corporation is availing itself of the “notice-and-access” provisions (“Notice-and-Access”) in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) which allow the Corporation to deliver the Circular and other proxy-related materials to Shareholders via certain specified electronic means, provided that the conditions of NI 51-102 and NI 54-101 are met. The Corporation will continue to mail paper copies of the Circular and other proxy-related materials to those Shareholders who previously elected to receive paper copies of such materials.

The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access, meaning that both Registered Shareholders and those non-registered Shareholders that have consented to allow their addresses to be provided to the Corporation will receive a notice package (the “Notice Package”) directly from the Corporation containing a Notice-and-Access notification and an accompanying form of proxy, in the case of registered Shareholders, or voter instruction form (a “VIF”), in the case of non-registered Shareholders, as applicable. Non-registered Shareholders that have refused to allow their address to be provided to the Corporation will not receive the Notice Package unless their respective intermediaries assume the cost of forwarding it to them.

Shareholders are reminded to review the Circular prior to voting, as the Circular contains specific details of the foregoing matters to be put before the Meeting. The Circular is available on the Corporation’s website at www.maverixmetals.com and under the Corporation’s profile, in Canada, on SEDAR, at www.sedar.com and in the United States, on EDGAR, at www.sec.gov as of May 19, 2020. Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Circular or other proxy-related materials may contact the Corporation’s Registrar and Transfer Agent by calling toll-free at 1-866-600-5869, or by contacting the Corporate Secretary of the Corporation by email at info@maverixmetals.com. It is strongly suggested that a requesting Shareholder ensure their request is received by the Corporation no later than 2:00 p.m. (Vancouver time) on June 19, 2020.

The Board of Directors of the Corporation has fixed May 11, 2020 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment thereof. Proxies to be used at the Meeting must be deposited with the Corporation, c/o the Corporation’s transfer agent, TSX Trust Company, at its office at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, for receipt not later than 2:00 p.m. (Vancouver time) on Friday, June 26, 2020 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date of the Meeting or any postponement or adjournment thereof.

DATED at Vancouver, British Columbia this 14th day of May, 2020.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Daniel O’Flaherty

Chief Executive Officer

MAVERIX METALS INC.

MANAGEMENT INFORMATION CIRCULAR

Information in this Management Information Circular (the “Circular”) is provided as at May 11, 2020, except as otherwise indicated. All currency amounts expressed herein, unless otherwise indicated, are expressed as Canadian dollars.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management (the “Management”) and the Board of Directors (the “Board”) of Maverix Metals Inc. (“Maverix” or “Corporation”) for use at the Annual General Meeting of the holders (the “Shareholders”) of common shares in the capital of the Corporation (each, a “Common Share”) to be held at 2:00 p.m. (Vancouver time) on Tuesday, June 30, 2020, for the purposes set forth in the accompanying notice of Meeting (the “Notice of Meeting”), or any postponement or adjournment thereof (the “Meeting”).

In this Circular, “you” and “your” refer to Shareholders and “we”, “us” or “our” refer to the Corporation. References to the Corporation in this Circular include the Corporation’s subsidiaries, unless the context requires otherwise.

Impact of COVID-19

This year to proactively deal with the unprecedented health impact of the novel coronavirus, also known as COVID-19, to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, and in compliance with current government direction and advice, we will hold a hybrid Meeting, allowing for Shareholder participation in person and via teleconference. Shareholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by calling (toll-free) 1-800-319-4610 (Canada and USA) or +1-604-638-5340 (International). Callers should dial in fifteen to twenty minutes prior to the scheduled time of the Meeting and ask to join the Meeting. Please refer to the section “Proxy Voting” in this Circular for details on how to vote at the Meeting.

The Corporation reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak, including changing the Meeting date, time, location and/or means of holding the Meeting. Such changes will be announced by way of news release. Shareholders are advised to monitor the Corporation’s website at www.maverixmetals.com or the Corporation’s profile, in Canada, on SEDAR at www.sedar.com and, in the United States, on EDGAR, at www.sec.gov, where copies of such news releases, if any, will be posted. Shareholders are advised to check the Corporation’s website regularly for the most current information. The Corporation does not intend to prepare an amended Circular in the event of changes to the Meeting format. We encourage Shareholders to vote their Common Shares prior to the Meeting by any of the means described in the Circular and to attend the Meeting via teleconference.

Solicitation of Proxies

The solicitation of proxies is made on behalf of Management. It is expected that the solicitation of proxies will be primarily by mail pursuant to Notice-and-Access (as defined below), but proxies may also be solicited personally, by telephone, e-mail, internet, facsimile or other means of communication by regular officers, employees and agents of the Corporation at nominal cost. The cost of solicitation by Management will be borne directly by the Corporation.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected and disclosed in accordance with the corporate laws of Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Canada Business Corporations Act, certain of its directors executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Notice-and-Access

The Corporation is availing itself of the “notice-and-access” provisions (“Notice-and-Access”) in section 9.1.1. of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of non-registered Shareholders, which allow the Corporation to deliver this Circular and other proxy-related materials to Shareholders via certain specified electronic means, provided that the conditions of NI 51-102 and NI 54-101 are met.

The Corporation will deliver this Circular and other proxy-related materials to Shareholders by posting it on its website at www.maverixmetals.com. These materials will be available on the Corporation’s website as of May 19, 2020 and will remain on the website for one full year thereafter. The materials will also be available under the Corporation’s profile, in Canada, on SEDAR, at www.sedar.com and in the United States, on EDGAR, at www.sec.gov as of May 19, 2020. The Corporation will continue to mail paper copies of this Circular and other proxy-related materials to those registered and non-registered Shareholders who previously elected to receive paper copies of such materials. All other Shareholders will receive a notice package (the “Notice Package”) which will contain information on how to obtain electronic and paper copies of this Circular and other proxy-related materials in advance of the Meeting as well as how to vote.

The Corporation has sent a Notice Package containing a Notice-and-Access notification and an accompanying form of proxy, in the case of registered Shareholders, or voter instruction form (a “VIF”), in the case of non-registered Shareholders, as applicable, directly to its registered Shareholders (pursuant to NI 51-102) and those non-registered Shareholders (pursuant to NI 54-101) that have consented to allow their addresses to be provided to the Corporation (“NOBOs”). The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access, meaning that both registered and non-registered Shareholders will be mailed a Notice Package. The Corporation does not intend to pay for intermediaries such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees to forward the Notice Package to those non-registered Shareholders that have refused to allow their address to be provided to the Corporation (“OBOs”). Accordingly, OBOs will not receive the Notice Package unless their respective intermediaries assume the cost of forwarding such documents to them.

Registered Shareholders are encouraged to complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Non-registered Shareholders must deliver their complete VIF in accordance with the instructions noted on the VIF.

Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Circular or other proxy-related materials may contact the Corporation’s Transfer Agent by calling toll-free at 1-866-600-5869 or the Corporation’s Corporate Secretary by email at info@maverixmetals.com. Requested materials will be sent to the requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting or any postponement or adjournment thereof. In order to ensure that a paper copy of this Circular or other proxy-related materials can be delivered to a requesting Shareholder in time for such Shareholder to review this Circular and return a form of proxy or VIF, as applicable, prior to the deadline for receipt of proxies at 2:00 p.m. on June 26, 2020, it is strongly suggested that a requesting Shareholder ensure their request is received by the Corporation no later than 2:00 p.m. (Vancouver time) on June 19, 2020.

Appointment of Proxyholder

A proxy is an instrument used to designate persons who will vote on behalf of a Shareholder in accordance with the instructions given by the Shareholder in the proxy. The proxy nominees named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy to attend and act on such Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder may either insert the name of such other person or company in the blank space provided in the enclosed form of proxy or complete and submit another form of proxy acceptable to the Corporation. A proxyholder does not have to be a Shareholder.

Proxy Voting

A person or company whose name appears on the books and records of the Corporation is a “registered Shareholder”. Only registered Shareholders and proxyholders are permitted to vote at the Meeting. Common Shares represented by a correctly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the accompanying Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, such Shareholder’s Common Shares will be voted accordingly.

A registered Shareholder may vote their Common Shares at the Meeting either in person or by proxy. A registered Shareholder who wishes to vote in person at the Meeting need not complete or return a proxy, as those registered Shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting. However, to ensure your representation at the Meeting we encourage you to return your proxy, whether or not you plan to personally attend. Returning your proxy will not prevent you from voting in person at the Meeting.

All proxies must be completed, dated and signed by the registered Shareholder and returned to the Corporation by:

(a)	returning it to the Corporation’s transfer agent, TSX Trust Company (“TSX Trust”), at its office at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, for receipt not later than Friday, June 26, 2020 at 2:00 p.m. (Vancouver Time);

(b)	returning it to TSX Trust by fax at 416-595-9593, not later than Friday, June 26, 2020 at 2:00 p.m. (Vancouver Time); or

(c)	by telephone or internet, as instructed in the enclosed form of proxy, not later than Friday, June 26, 2020 at 2:00 p.m. (Vancouver Time).

Please review the enclosed form of proxy carefully for additional information and resources for assistance. To be effective, a proxy must be received by TSX Trust no later than 2:00 p.m. (Vancouver Time) two days (excluding Saturdays, Sundays, and statutory holidays) before the Meeting.

Unless specifically directed in a proxy to withhold the Common Shares represented by the proxy from a ballot or show of hands, the persons named as proxyholders in such proxy shall vote the Common Shares represented by the Proxy on each ballot or show of hands. Where a choice with respect to any matter to be acted upon has been specified in a proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the form of proxy or if such instructions are unclear, the persons named in the enclosed form of proxy will vote the Common Shares represented by the form of proxy FOR each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Circular.

A proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person or company appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business. At the time of the printing of this Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Notice to Non-Registered Shareholders (Beneficial Shareholders)

A non-registered Shareholder is a beneficial owner of Common Shares, which Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of self-administered RRSP, RRIF, RESP and similar plans, or a clearing agency in which an intermediary is a participant.

As provided for in NI 54-101, the Corporation has elected to obtain a list of its NOBOs from the intermediaries holding the Common Shares of the NOBOs and deliver the Notice Package directly to its NOBOs. The Corporation does not intend to pay for intermediaries to forward the Notice Package to OBOs. Accordingly, OBOs will not receive the Notice Package unless their respective intermediaries assume the cost of forwarding such documents to them.

Non-registered Shareholders who receive the Notice Package will typically be given the ability to provide voting instructions in one of two ways. Usually a non-registered Shareholder will be given a VIF, which must be completed and signed by the non-registered Shareholder in accordance with the instructions noted on the VIF. In this case, a non-registered Shareholder cannot use the mechanisms described above for registered Shareholders and must follow the instructions noted on the VIF (which in some cases may allow the completion of the VIF by telephone or the internet).

Occasionally, however, a non-registered Shareholder may be given a proxy that has already been signed by the intermediary. This proxy is restricted to the number of Common Shares owned by the non-registered Shareholder but is otherwise not completed. This proxy does not need to be signed by the non- registered Shareholder. In this case, the non-registered Shareholder can complete the proxy and vote by mail or fax only, as described above for registered Shareholders.

These procedures are designed to enable non-registered Shareholders to direct the voting of their Common Shares. Any non-registered Shareholder receiving either a proxy or a VIF who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the proxyholder(s) identified in the proxy and insert the non-registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, should follow the corresponding instructions noted on the VIF. In either case, non-registered Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate persons, as required.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and since the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Revocability of Proxies

A registered Shareholder may revoke a proxy by delivering an instrument in writing executed by the Shareholder or the Shareholder’s attorney authorized in writing or, where the Shareholder is a company, by a duly authorized officer or attorney thereof, either to the head office of the Corporation at Suite 575, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8 or TSX Trust, at any time up to 2:00 p.m. (Vancouver Time) 48 hours (excluding Saturday, Sunday and statutory holidays) before the Meeting, or to the Chair of the Meeting in person on the day of the Meeting before any vote in respect of which the Proxy is to be used shall have been taken or in any other manner provided by law.

A revocation of proxy does not affect any matter on which a vote has been taken prior to such revocation. A Shareholder may also revoke a proxy by signing a proxy bearing a later date and returning such proxy by delivering it to TSX Trust as aforesaid at any time up to 2:00 p.m. (Vancouver Time) 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting.

A proxyholder duly appointed under a proxy will be entitled to vote the Common Shares represented thereby only if the proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without par value, of which 119,759,804 Common Shares are issued and outstanding as at May 11, 2020. Registered Shareholders at the close of business on May 11, 2020 will be entitled to receive notice of and to vote at the Meeting and will be entitled to one vote for each Common Share held. The Corporation is also authorized to issue an unlimited number of preferred shares in the capital of the Corporation, of which none are issued and outstanding as at May 11, 2020.

To the knowledge of the directors (each, a “Director”) and executive officers (each, an “Officer”) of the Corporation, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as at May 11, 2020 were:

Shareholder Name	Number of Shares Held(1)	Percentage of Issued Shares
Pan American Silver Corp.	27,583,500	23.03%
Newmont Corporation	30,000,000	25.05%

Notes:

(1)	The above information not being within the knowledge of the Corporation has been obtained from www.sedi.ca.

BUSINESS OF THE MEETING

Financial Statements

The audited financial statements of the Corporation for the year ended December 31, 2019, report of the auditor and related management discussion and analysis, all of which may be obtained from SEDAR at www.sedar.com, will be placed before the Meeting and have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia and Prince Edward Island. No vote will be taken on the financial statements at the Meeting.

Board Size and Election of Directors

The Directors are elected at each annual general meeting of the Shareholders and hold office until the next annual general meeting of the Shareholders or until their successors are appointed, unless the Director’s office is earlier vacated. The Board presently consists of eight Directors and it is intended that eight Directors be elected for the ensuing year. Shareholder approval will be sought to fix the number of Directors at eight.

To be approved, the resolution setting the number of directors at eight must be passed by a majority of the votes cast by the Shareholders at the Meeting. The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR setting the number of directors at eight.

At the Meeting, the eight persons named in this Circular will be presented for election as Directors (each, a “Nominee”). All of the Nominees presented for election as Directors are currently Directors. The Nominees are, in the opinion of the Board, well qualified to act as Directors and all have confirmed their willingness to serve as Directors for another term.

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee for election to the Board in their discretion.

Majority Voting Policy

The Board has adopted a majority voting policy (the “Majority Voting Policy”), applicable only to uncontested elections of Directors, that provides that if any of the Nominees receives a greater number of votes withheld from his or her election than votes for election, that Nominee will promptly tender his or her resignation to the Chair following the Meeting. The Corporation’s Nominating and Governance Committee will consider the offer of resignation and recommend to the Board whether to accept the resignation. Absent any exceptional circumstances, the Board will accept the resignation. A Nominee that tenders a resignation under the Majority Voting Policy will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered.

Within 90 days of the relevant Shareholder meeting, the Board must make its determination whether or not to accept the resignation and issue a news release either announcing the resignation of the Nominee or explaining the reasons justifying the decision not to accept the resignation. If a resignation is tendered and accepted, subject to applicable corporate law, the Board may leave the vacancy unfilled or may appoint a new director.

The full text of the Majority Voting Policy is available on the Corporation’s website at www.maverixmetals.com.

Shareholder Agreements

The following is a summary of the Shareholder Agreements (as defined below). The summary of the Shareholder Agreements provided below is qualified in its entirety by reference to the full text of the Shareholder Agreements. Each of the Shareholder Agreements is available under the Corporation’s profile on SEDAR at www.sedar.com.

The Corporation has entered into a shareholder agreement with each of Pan American Silver Corp. (“Pan American”) (dated July 7, 2016, as amended January 16, 2017 and as amended and restated on June 29, 2018) and Newmont Corporation (“Newmont”) (dated June 29, 2018) (together, the “Shareholder Agreements”). The Shareholder Agreements are in substantially similar form and pursuant to which each of Pan American, Newmont and the Corporation have agreed that, among other things, each of Pan American and Newmont will:

•	have certain rights in respect of equity financings of the Corporation, including standard anti-dilution rights;

•	have demand qualification rights in specified circumstances in respect of the Corporation completing and filing a prospectus relating to a proposed disposition of all or a portion of the shareholder’s shareholdings in the Corporation;

•	be obligated to give the Corporation notice and an opportunity to make an offer to acquire any royalty or metal stream that the shareholder contemplates granting; and

•	be entitled, depending on current shareholdings of the Corporation, to nominate individuals for election to the Board (the “Board Nominee Right”).

The Board Nominee Right applies to each of Pan American and Newmont where:

•	Pan American’s shareholdings of the Corporation are equal to or exceed 50% of the Corporation’s outstanding Common Shares then Pan American is entitled to two nominees for election to the Board; and

•	Newmont’s or Pan American’s shareholdings in the Corporation are equal to or exceed 10% of outstanding Common Shares, then each of Newmont and Pan American, respectively, is entitled to one nominee for election to the Board.

As at the date of this Circular, Pan American has nominated Robert Doyle as its nominee and Newmont has nominated Blake Rhodes as its nominee.

Pursuant to each Shareholder Agreement, provided the Corporation has endorsed and recommended nominees for election to the Board, at every meeting of the Shareholders at which the election of Directors is considered, each of Pan American and Newmont must:

•	vote its Common Shares in favor of the election of Management’s proposed nominees for election to the Board at every such meeting;

•	not effect, conduct or participate in any solicitation of proxies with respect to any securities of the Corporation (other than any solicitation of proxies conducted by Management) against Management’s proposed nominees for election of the Board; and

•	vote its Common Shares in the manner recommended by the Board with respect to other matters in the ordinary course brought to a vote of Shareholders, including but not limited to, appointing the auditor of the Corporation and fixing the auditor’s remuneration, approving and ratifying employees or consultants of the Corporation, approving and ratifying the compensation of Directors, Officers, employees and consultants of the Corporation and other routine housekeeping matters.

Director Profiles

Profiles of the Nominees are set out below. Information concerning each Nominee is based upon information furnished by such Nominee.

Geoff Burns British Columbia, Canada	Director Since: June 17, 2016	Committee Memberships: Nominating and Governance Committee Compensation Committee (Chair)
Principal Occupation in Preceding Five Years: Retired; President and CEO of Pan American (May 1, 2004 to December 31, 2015)	Mr. Burns co-founded Maverix in 2016. Prior to this, Mr. Burns was President and Chief Executive Officer of Pan American from May 2004 until his retirement on December 31, 2015. Mr. Burns has 35 years of experience in the precious metals mining and precious metals royalty and streaming industries. Mr. Burns holds a Bachelor of Science degree in Geology from McMaster University and a Master of Business Administration from York University. Mr. Burns has extensive experience throughout North and South America in mine operations and project development and has led numerous capital market transactions including placements of equity, debt and convertible debt, as well as having led numerous key acquisitions for both Pan American and Maverix.
Other Public Company Directorships: Northern Vertex Mining Corp.	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 6,177,364(1) Restricted Share Units: 6,885

Notes:

(1)	Mr. Burns exercises control or direction over 25,000 common shares that are registered in the name of Joan Burns

J.C. Stefan Spicer Ontario, Canada	Director Since: June 17, 2016	Committee Memberships: Audit Committee Nominating and Governance Committee (Chair)
Principal Occupation in Preceding Five Years: Businessman; Past Chair, President and CEO of Central Fund of Canada Limited (1995 to January 2018)	Mr. Spicer was previously the Chairman, President, and CEO of Central Fund of Canada Limited (“Central Fund”), positions he held from 1995 to January 2018. Central Fund traded on the NYSE and the TSX and passively held in excess of US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion in Canada. Mr. Spicer was also a founder of and the past Chairman, President and CEO of Central GoldTrust and Silver Bullion Trust. He has in excess of 35 years of investment industry experience.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 844,458 Restricted Share Units: 5,164

Dr. Christopher Barnes Ontario, Canada	Director Since: June 17, 2016	Committee Memberships: Audit Committee Nominating and Governance Committee Compensation Committee
Principal Occupation in Preceding Five Years: Practicing Physician	Dr. Barnes was Chief of Staff of Blind River Hospital in Ontario for 22 years. He is a practicing physician and was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014. Furthermore, Dr. Barnes is the founder and former Chair of the Board of Directors of the Huron Shores Family Health Team. Dr. Barnes holds a MD degree from the University of Toronto. Dr. Barnes is a knowledgeable and skilled businessman with over 25 years of experience in capital markets investing.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 607,091 Restricted Share Units: 5,164

Robert Doyle British Columbia, Canada	Director Since: June 17, 2016	Committee Memberships: N/A
Principal Occupation in Preceding Five Years: CFO of Pan American	Mr. Doyle is currently the Chief Financial Officer for Pan American, a position he has held since January 2004. He has a strong background in financial management, particularly in the metals market, after serving for six years as Senior Vice-President, Mining Finance and Metals Marketing with Standard Bank in New York prior to joining Pan American. Mr. Doyle is a Chartered Accountant and a Chartered Financial Analyst and holds a B.Bus.Sc. (Honours) Finance degree from the University of Cape Town.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 9,849 Restricted Share Units: 5,164

Blake Rhodes Colorado, United States	Director Since: November 20, 2018	Committee Memberships: N/A
Principal Occupation in Preceding Five Years: Senior VP, Strategic Development of Newmont	Mr. Rhodes is currently Senior VP, Strategic Development of Newmont. Mr. Rhodes previously served as VP, Corporate Development, VP, International Strategic Development and Senior Vice President, Indonesia for Newmont. Mr. Rhodes previously held the positions of Vice President/Deputy General Counsel, Corporate Development, Group Executive, Corporate Development and Vice President and General Counsel. Prior to joining Newmont in 1996 as Assistant General Counsel, Mr. Rhodes was an associate at the law firm of Kirkland & Ellis. Mr. Rhodes graduated from Iowa State University with a Bachelor’s Degree in Business Administration. Mr. Rhodes holds a Doctor of Jurisprudence degree from the University of Pennsylvania.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: Nil(1) Restricted Share Units: Nil

Notes:

(1)	As Newmont’s nominee for election to the Board, Mr. Rhodes is precluded by Newmont from owning Common Shares.

Brian Penny Ontario, Canada	Director Since: July 3, 2019	Committee Memberships: Audit Committee (Chair)
Principal Occupation in Preceding Five Years: CFO of Wallbridge Mining Company Limited	Mr. Penny is currently the CFO of Wallbridge Mining Company Limited. Mr. Penny has over 30 years of experience in financial management, strategic planning and financial reporting. Formerly, Mr. Penny held positions as the Executive Vice President and Chief Financial Officer of New Gold Inc. and the Vice President Finance and Chief Financial Officer of Kinross Gold Corporation. Mr. Penny is a Chartered Professional Accountant and holds a Diploma in Business (Accounting) from Cambrian College of Applied Arts & Technology.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 10,000 Restricted Share Units: 5,164

David Scott Ontario, Canada	Director Since: July 3, 2019 Lead Director Since January 30, 2020	Committee Memberships: Compensation Committee
Principal Occupation in Preceding Five Years: Businessman; Former Vice Chairman and Managing Director of Mining Global Investment Banking at CIBC Capital Markets	Mr. Scott was formerly the Vice Chairman and Managing Director of Mining Global Investment Banking at CIBC Capital Markets. During his 20-year career at CIBC, Mr. Scott played an active role in the majority of significant mining mergers and acquisitions and equity financing transactions completed in Canada and has extensive contacts in the mining and banking industries globally. Prior to joining CIBC, Mr. Scott held senior leadership positions specializing in mining at RBC Dominion Securities Inc., Richardson Greenshields of Canada Ltd. and Levesque Beaubien Geoffrion Inc.
Other Public Company Directorships: Kinross Gold Corporation	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 416,667 Restricted Share Units: 5,164

Daniel O’Flaherty British Columbia, Canada	Director Since: May 30, 2017	Committee Memberships: N/A

Principal Occupation in Preceding Five Years:

CEO of the Corporation; Executive and Director at Anthem United Inc. (Sept 2013 to Oct 2016); VP Corporate Development at Esperanza Resources Corp. (May 2012 to Aug 2013)

Mr. O’Flaherty co-founded Maverix in 2016. He has over 10 years of investment banking and Executive Officer experience in the mining industry. Mr. O’Flaherty was previously the Executive Vice President and a Director of Anthem United, and prior to that was the Executive Vice President of Corporate Development at Esperanza Resources. He was a director in the investment banking team of Scotia Capital in Vancouver where he specialized in providing advice to clients on acquisitions, divestitures, mergers, and hostile takeover defenses as well as on equity and debt financings in the metals and mining sector. Mr. O’Flaherty holds a Bachelor of Commerce degree, with honours, from the University of British Columbia
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 3,223,131 Restricted Share Units: 20,020

Cease Trade Orders and Bankruptcies

None of the Nominees (or any of their personal holding companies):

(a)	is, or during the ten years preceding the date of this Circular has been, a director, chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, or during the ten years preceding the date of this Circular has been, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(c)	has, within the ten years preceding the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

For the purposes of paragraphs (a)(i) and (a)(ii) above, an “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

None of the Nominees (or any of their personal holding companies) has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable security holder of the Corporation in deciding whether to vote for a proposed director.

Meeting Attendance

The table below presents the attendance record of the Directors at Board and committee meetings held during 2019. Historically, a majority of the Directors attend the Corporation’s annual Shareholder meetings.

	Board Meetings		Audit Committee Meetings(1)		Nominating & Corporate Governance Committee Meetings		Compensation Committee Meetings(2)
Director	#	%	#	%	#	%	#	%
Geoff Burns (3)	6	100%	2	100%	3	100%	1	100%
Daniel O’Flaherty	6	100%	N/A	N/A	N/A	N/A	N/A	N/A
J.C. Stefan Spicer	6	100%	4	100%	3	100%	N/A	N/A
Dr. Christopher Barnes	6	100%	4	100%	3	100%	1	100%
Robert Doyle (3)	6	100%	2	100%	N/A	N/A	N/A	N/A
Blake Rhodes	5	83%	N/A	N/A	N/A	N/A	N/A	N/A
Brian Penny (4)	2	100%	2	100%	N/A	N/A	N/A	N/A
David Scott (5)	2	100%	N/A	N/A	N/A	N/A	1	100%

Notes:

(1)	The members of the Audit Committee of the Corporation (the “Audit Committee”) meet in camera with the Corporation’s auditors at each Audit Committee meeting.
(2)	The Compensation Committee of the Corporation (the “Compensation Committee”) was formed on May 14, 2019 and only one meeting was conducted during the year ended December 31, 2019.
(3)	On July 3, 2019, Messrs. Burns and Doyle stepped down as members of the Audit Committee and Mr. Burns was installed as a member of the Compensation Committee (Chair). Prior to stepping down both Messrs. Burns and Doyle attended 100% of the Audit Committee meetings that had been held.
(4)	Mr. Penny was elected as a Director on July 3, 2019 and then installed as a member of the Audit Committee (Chair). After his election as a Director Mr. Penny attended 100% of the Board meetings and 100% of the Audit Committee meetings that were held
(5)	Mr. Scott was elected as a Director on July 3, 2019 and then installed as a member of the Compensation Committee. After his election as a Director, Mr. Scott attended 100% of the Board meetings and 100% of the Compensation Committee meetings that were held.

Appointment of Auditors

On May 14, 2019, Shareholders appointed KPMG LLP (“KPMG”) as auditors of the Corporation to hold office until the next annual general meeting of the Shareholders. At the Meeting, the Shareholders will be asked to appoint KPMG as auditors of the Corporation for the ensuing year and to authorize the Board to determine the renumeration to be paid to KPMG. KPMG’s term shall end at the close of the next annual general meeting of the Shareholders. KPMG was first appointed auditor of the Corporation on July 28, 2017.

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the appointment of KPMG as auditors of the Corporation to hold office until the next annual general meeting of the Shareholders or until a successor is appointed and to authorize the Directors to determine the remuneration to be paid to KPMG.

Amendment and Restatement of the Stock Option and Compensation Share Plan

As a result of the graduation of the Corporation from the TSX Venture Exchange (the “TSXV”) to the Toronto Stock Exchange (the “TSX”) on June 25, 2019, the Board has approved changes to the Corporation’s Stock Option and Compensation Share Plan (the “Option Plan”) governing the Corporation’s options to purchase Common Shares (“Options”) and compensation shares (“Compensation Shares”), subject to Shareholder approval, to be consistent with the provisions of the TSX Company Manual and other TSX-listed companies generally (the “Option Plan Amendments”). At the Meeting, Shareholders will be asked to approve an ordinary resolution in the form set forth below (the “Option Plan Amendment Resolution”) approving the amendment and restatement of the Option Plan (the “Amended and Restated Option Plan”).

A summary of the material provisions of the Option Plan in force as of the date hereof, prior to giving effect to the Option Plan Amendments, is set out under the heading “Stock Option and Compensation Share Plan” in the Executive Compensation section of this Circular.

Option Plan Amendments

A blackline copy of the Amended and Restated Option Plan reflecting the Option Plan Amendments described below is attached to this Circular as Appendix “A”. The TSX has conditionally approved the Option Plan Amendments, subject to receipt from the Corporation of, among other things, evidence of Shareholder approval.

The principal changes between the Option Plan and the Amended and Restated Option Plan are as follows:

•	aligning the defined terms with the definitions provided in the TSX Company Manual as opposed to the TSXV policies;

•	aligning the amendment provisions such that the amendment provisions are more characteristic of a TSX-listed issuer as opposed to a TSXV-listed issuer;

•	removing the discounted market price provisions, references to service providers and investor relations activities and provisions relating to the termination of investor relations personnel (TSXV concepts);

•	removing participation limits for eligible persons and consultants (a TSXV requirement);

•	aligning the definition of “Change of Control” with the corresponding definition in the RSU Plan (as defined below);

•	including the insider participation limits specified in the TSX Company Manual;

•	including participation limits for non-employee directors;

•	including tax withholding provisions;

•	including net settlement provisions;

•	including provisions related to compliance with Section 409A of the U.S. Internal Revenue Code of 1986; (“Section 409A”);

•	making amendments of a “housekeeping” nature; and

•	making changes to the Option Agreement and Notice of Disposition attached to the Option Plan in accordance with the foregoing changes.

Under the Amended and Restated Option Plan, the Corporation will be able to reserve for issuance 7,500,000 Common Shares, the same number of Common Shares as under the existing Option Plan. The number of Common Shares reserved for issuance under the Amended and Restated Option Plan gives effect to the 1 for 2 share consolidation that the Corporation completed in 2019.

Amendment Provisions

The Corporation has added the requirement that Shareholder approval be obtained for any amendment that would remove or exceed participation limits for non-employee Directors and any change to the class of participants eligible to participate under the Option Plan.

The Corporation has added the requirement that approval of disinterested Shareholders be obtained for amendments to the Option Plan that could result in: (i) the number of Common Shares issued under the Option Plan and all other security-based compensation arrangements of the Corporation to insiders, within a one-year period, exceeding 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issuable under the Option Plan and all other security-based compensation arrangements of the Corporation to insiders exceeding 10% of the issued and outstanding Common Shares. The Corporation has also added the requirement that approval of disinterested Shareholders be obtained for any amendments to the terms of Options beyond their original expiry if the optionee is an insider of the Corporation at the time of the proposed amendment.

TSXV Concepts

The Corporation has removed the discounted market price provisions, references to service providers and investor relations activities and provisions relating to the termination of investor relations personnel, all of which relate to TSXV concepts.

Participation Limits

The Corporation has removed the participation limit for eligible persons and consultants under the Option Plan and the Corporation has added a participation limit for non-employee Directors, being that the number of Options and Compensation Shares granted to non-employee Directors under the Amended and Restated Option Plan, in combination with all other equity awards granted to non-employee Directors under any other security-based compensation arrangements, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of C$150,000 per non-employee Director, provided that the total value (based on Black-Scholes as determined by the Board) of Options issuable to any one non-employee Director in any one year period shall not exceed C$100,000.

The Option Plan provides that the number of Common Shares which may be issuable under the Option Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements, to insiders as a group, shall not exceed 10% of the issued and outstanding Common Shares within a one-year period. This insider participation limit is amended by the Amended and Restated Option Plan, which provides that the number of Common Shares issuable at any time, or issued within any one year period, to insiders under the Amended and Restated Option Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the total issued and outstanding Common Shares on a non-diluted basis.

Tax Withholding and Procedures

The Amended and Restated Option Plan provides that the Corporation may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law.

Net Settlement

The Amended and Restated Option Plan provides that, with the prior written approval of the Board, which may be granted or withheld in its sole discretion, any optionee may elect to transfer and dispose of a specified number of vested Options to the Corporation in exchange for a number of Common Shares having a fair market value equal to the intrinsic value of such vested Options disposed of and transferred to the Corporation (“Net Settlement”) by completing the Notice of Disposition attached to the Amended and Restated Option Plan. The decision of whether or not to permit Net Settlement for any Option is in the sole discretion of the Board and will be made on a case by case basis. Upon the Net Settlement of Options (the “Disposed Options”), the Corporation shall deliver to the Optionee that number of fully paid and non-assessable Common Shares (“X”) equal to the number of Disposed Options (“Y”) multiplied by the quotient obtained by dividing the result of the market price of one Common Share (“B”) less the Option price per Common Share (“A”) by the market price of one Common Share (“B”). Expressed as a formula, such number of Common Shares shall be computed as follows:

X = (Y) x (B – A)
                     B

No fractional Common Shares shall be issuable upon the Net Settlement of Options, such Common Shares will be rounded down to the nearest whole number.

Section 409A

The Amended and Restated Option Plan is intended to comply with, or be exempt from, the applicable requirements of Section 409A and shall be limited, construed and interpreted in accordance with such intent.

Option Plan Resolution

The text of the Option Plan Resolution to approve the Amended and Restated Option Plan is set forth below:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Maverix Metals Inc. (the “Corporation”), that:

1.	The amended and restated Stock Option and Compensation Share Plan as set forth in Appendix “A” attached to the Corporation’s Management Information Circular dated May 11, 2020, be and is hereby is approved; and

2.	Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and to execute and deliver all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the Option Plan Resolution unless a Shareholder has specified in such Shareholder’s proxy that such Shareholder’s Common Shares are to be voted against such resolution.

A simple majority of the votes cast at the Meeting, whether in person or by Proxy, will constitute approval of the Option Plan Resolution.

Amendment and Restatement of Restricted Share Unit Plan

As a result of the TSX Graduation, the Board has approved changes to the Corporation’s Restricted Share Plan (the “RSU Plan”) governing the Corporation’s granting of restricted share units of the Corporation (each, an “RSU”), subject to Shareholder approval, to be consistent with the provisions of the TSX Company Manual and other TSX-listed companies generally (the “RSU Plan Amendments”). At the Meeting, Shareholders will be asked to approve an ordinary resolution in the form set forth below (the “RSU Plan Amendment Resolution”) approving the amendment and restatement of the RSU Plan (the “Amended and Restated RSU Plan”).

A summary of the material provisions of the RSU Plan in force as of the date hereof, prior to giving effect to the RSU Plan Amendments, is set out under the heading “Restricted Share Unit Plan” in the Executive Compensation Section of this Circular.

RSU Plan Amendments

A blackline copy of the Amended and Restated RSU Plan reflecting the RSU Plan Amendments described below is attached to this Circular as Appendix “B”. The TSX has conditionally approved the RSU Plan Amendments, subject to receipt from the Corporation of, among other things, evidence of Shareholder approval.

The principal changes between the RSU Plan and the Amended and Restated RSU Plan are as follows:

•	aligning the defined terms with the definitions provided in the TSX Company Manual as opposed to the TSXV policies;

•	aligning the amendment provisions such that the amendment provisions are more characteristic of a TSX-listed issuer as opposed to a TSXV-listed issuer;

•	removing participation limits for eligible persons and consultants (a TSXV requirement);

•	including insider participation limits specified in the TSX Company Manual;

•	including participation limits for non-employee directors;

•	including provisions related to compliance with Section 409A of the U.S. Internal Revenue Code of 1986;

•	making amendments of a “housekeeping” nature; and

•	making changes to the Restricted Share Unit Agreement attached to the RSU Plan.

Amendment Provisions

The Corporation has amended the requirements that Shareholder approval be obtained for any amendment related to:

•	the number or percentage of issued and outstanding Common Shares available for grant under the RSU Plan, which requirement only applies if there is a proposed increase to such number or percentage; and

•	a change in the method of calculation of redemption of RSUs held by Eligible Persons, which includes insiders under the Amended and Restated RSU Plan.

The Corporation has added the requirements that Shareholder approval be obtained for any amendment related to:

•	cancelling and reissuing RSUs or substituting RSUs with other awards or cash;

•	an extension to the term for redemption of RSUs held by Eligible Persons including insiders;

•	removing or exceeding the participation limits for insiders;

•	allowing for the transfer or assignment of RSUs other than by will or the laws of decent and distribution;

•	amending the eligibility for participation under the Amended and Restated RSU Plan;

•	amending the non-employee Director participation limits; and

•	amending certain of the amendment provisions.

The Corporation has removed the Board’s ability to amend provisions relating to the payment of RSUs without Shareholder approval.

Under the Amended and Restated RSU Plan, the Corporation will be able to reserve for issuance 3,000,000 Common Shares, the same number of Common Shares as under the existing RSU Plan. The number of Common Shares reserved for issuance under the Amended and Restated RSU Plan gives effect to the 1 for 2 share consolidation that the Corporation completed in 2019.

Participation Limits

The Corporation has removed the participation limit for eligible persons and consultants under the Option Plan and the Corporation has added a participation limit for non-employee Directors, being that the number of RSUs granted to non-employee Directors under the Amended and Restated RSU Plan, in combination with all other previously established or proposed share compensation agreements, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of C$150,000 per non-employee Director, provided that the total value (based on Black-Scholes as determined by the Board) of Options issuable to any one non-employee Director in any one year period shall not exceed C$100,000.

The RSU Plan provides that the number of Common Shares which may be issuable under the RSU Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, to insiders as a group, shall not exceed 10% of the issued and outstanding Common Shares within a one-year period. This insider participation limit is amended by the Amended and Restated RSU Plan, which provides that the number of Common Shares issued in any one year period, or issuable at any time, to insiders under the Amended and Restated RSU Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the total issued and outstanding Common Shares on a non-diluted basis.

Section 409A

The Amended and Restated RSU Plan is intended to comply with, or be exempt from, the applicable requirements of Section 409A and shall be limited, construed and interpreted in accordance with such intent.

RSU Plan Resolution

The text of the RSU Plan Resolution to approve the Amended and Restated RSU Plan is set forth below:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Maverix Metals Inc. (the “Corporation”), that:

1. The amended and restated Restricted Share Unit Plan set forth in Appendix “B” attached to the Corporation’s Management Information Circular dated May 11, 2020, be and hereby is approved; and

2. Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and to execute and deliver all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the RSU Plan Resolution unless a Shareholder has specified in such Shareholder’s proxy that such Shareholder’s Common Shares are to be voted against such resolution.

A simple majority of the votes cast at the Meeting, whether in person or by proxy, will constitute approval of the RSU Plan Resolution.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

On June 17, 2016, the Board implemented the Corporation’s overall compensation program and policies (the “Compensation Program”) to steward the compensation practices of the Corporation.

The Compensation Program has the following key strategic objectives:

(1)	Attract and Retain High Quality Employees: compensation is designed to attract, retain, and motivate high quality employees with the requisite skill sets by: encouraging and motivating outstanding performance and contributions; linking pay with short and long-term performance results through a competitive base salary and bonus; and provide flexibility to accommodate employees’ needs.

(2)	Align Management’s Interests with Shareholders’ Interests: compensation aligns the interests of Management with the interest of Shareholders by: awarding Options, restricted Compensation Shares and RSUs that have upside and downside risk of returns tied to the Corporation’s share price performance; In addition, Management is subject to a share ownership policy requiring executive Management to own a minimum number of Common Shares of the Corporation

Governance of the Compensation Program

The Board formed the Corporation’s Compensation Committee of the Board in May 2019. The Compensation Committee is responsible for administering the Corporation’s Compensation Philosophy and Program and considering all risks associated with the Corporation’s compensation policies and practices. The Compensation Committee ensures that the Compensation Program is balanced in that it will motivate employees, while at the same time ensuring the Compensation Program is competitive to attract and retain high quality employees. The Compensation Committee also has regard to the fact that Messrs. Geoff Burns, Chairman of the Board, and Daniel O’Flaherty, CEO and a Director, are founders of the Corporation and continue to retain significant personal shareholdings in the Corporation and as a result a direct personal interest in the maximization of Shareholder value.

The members of the Compensation Committee are Geoff Burns (Chair), Dr. Christopher Barnes and David Scott, each of whom are independent. The members of the Compensation Committee possess the necessary skills of exercising independent judgment, applying analytical and logical thinking, have knowledge of the competitive workplaces and have experience with compensation programs. The members of the Compensation Committee have obtained these necessary skills through business experience.

In summary, pursuant to the Compensation Committee’s charter, the Compensation Committee will:

•	recommend to the Board compensation policies and guidelines for the Corporation, as well as recommending any necessary changes to current compensation policies and procedures;

•	ensure that the Corporation has in place programs to attract and develop Management of the highest calibre;

•	review and approve corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of those corporate goals and objectives and report to the Board, on an annual basis, on the performance of the Chief Executive Officer for the prior year; and make recommendations with respect to the Chief Executive Officer’s compensation based on the evaluation for approval by the Board;

•	review, on an annual basis, the proposed compensation, for all other Officers after considering the recommendations of the Chief Executive Officer and make recommendations in respect thereof for approval by the Board;

•	implement and administer compensation policies and programs approved by the Board concerning executive compensation, employment contracts and stock option or other incentive plans;

•	review any proposed amendments to the Option Plan or any other applicable incentive plans and report to the Board thereon. Specifically, the Committee should annually review the Corporation’s AIP, LTIP and RSU plans;

•	annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets for all employees;

•	periodically review the adequacy and form of the compensation of Directors and to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Director, and to report and make recommendations to the Board accordingly;

•	regularly report to the Board on all of the Compensation Committee’s activities and findings during the year;

•	review executive compensation disclosure before the Corporation publicly discloses such information; and

•	in consultation with the Chairman of the Board and the CEO, develop a calendar of activities to be undertaken by the Committee for each ensuing year to ensure that the duties of the Committee are properly discharged.

The Compensation Committee has the authority to retain and receive advice from compensation consultants to carry out its duties. In February 2019, the Compensation Committee retained Lane Caputo Compensation Inc. (“Lane Caputo”) as an independent compensation advisor to review and make recommendations regarding the Corporation’s compensation arrangements for its executive team and to recommend required changes to align pay elements and strategy with both current market practices and the Corporation’s business strategy. The report containing Lane Caputo’s recommendations was used by the Compensation Committee to guide and assist it in determining the 2019 annual base salaries, bonuses and equity-based compensation for the executive team.

Lane Caputo was retained again in February 2020 to update the peer group companies to reflect the Corporation’s current size and stage of development and review the Corporation’s compensation program for continued alignment with current market practices, the Corporation’s business strategy and shareholder experience.

The fees charged by Lane Caputo during the Corporation’s 2019 and 2018 financial years were as follows:

Nature of Fee	2019	2018
Executive Compensation-Related Fees	$20,000	Nil
All Other Fees	Nil	Nil

The CEO also plays an integral role with the Compensation Committee. The CEO completed an annual assessment of each Officer’s performance and made a recommendation to the Compensation Committee on base salaries, cash bonuses and long-term incentive plan awards for each Officer. The Compensation Committee took the report into consideration in completing its review and in making recommendations to the Board. While the CEO may make recommendations with respect to his or her own compensation, the ultimate recommendation for Board approval with respect to CEO compensation is made by the Compensation Committee in its sole discretion.

A copy of the Compensation Committee’s charter can be found on the Corporation’s website, www.maverixmetals.com.

The Corporation has adopted a Stock Transactions and Reporting Policy which prohibits Director and Officer from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of any Maverix securities granted as compensation or held, directly or indirectly, by such Director or Officer.

Benchmarking

The Compensation Committee establishes compensation levels in part by benchmarking against similar companies. The following table summarizes the 2019 comparator group of companies used for the purposes of determining the 2019 annual base salaries, bonuses and equity-based compensation.

2019 Comparator Group

Royalty Companies	Mining Companies
Altius Minerals Corp. Osisko Gold Royalties Ltd. Sandstorm Gold Ltd.	Argonaut Gold Inc. Dundee Precious Metals Inc. Endeavour Silver Corp. Equinox Gold Corp. Fortuna Silver Mines Inc. Golden Star Resources Ltd. Premier Gold Mines Ltd.	Roxgold Inc. SEMAFO Inc. Teranga Gold Corp. Torex Gold Resources Inc. TMAC Resources Inc. Wesdome Gold Mines Ltd.

Compensation Elements

The Corporation compensates Officers with a package typically including the primary components of a base salary (“Base Salary”), annual incentive plan compensation (“AIP” or “Incentive Compensation”) and long-term incentive plan equity compensation (“LTIP” or “Equity Compensation”).

The table below summarizes the components of the 2019 Compensation Program:

	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities

Established by the Board in the first quarter of each year for the current 12-month period ending in December of that same year.

Determined, in part, by reference to relative industry and market information, including the Comparator Group.

Reference is also made to: (i) responsibilities inherent in the NEO’s position, as well as the NEO’s experience, qualifications, competency and past performance, and (ii) the location of the NEO, as differences exist in the competitive marketplace for Management talent located in various jurisdictions.

AIP	Focuses NEOs on the short and long term accretive profitable growth of the Corporation’s net asset value per share, attributable gold equivalent production per share and net cash flow per share, through the achievement of annual operating plans, budgets and acquisition objectives

Awards are based on corporate and individual performance.

Target incentive pay for each NEO is determined at the beginning of each financial year.

Corporation and NEO performance is measured against objectives that have been firmly established at the beginning of the year. Awards are payable in cash and/or in Compensation Shares or a mixture of both.

LTIP	Focuses NEOs on creating long-term shareholder value, and aligns NEO’s interests with those of shareholders

Annual grants to NEOs of restricted Compensation Shares and Options and recently, RSUs.

Options typically vest over two years with a five-year term with one-half vesting on the first anniversary of the grant date and the second half vesting on the second anniversary of the grant date.

Restricted Compensation Share awards have a two-year term restriction on trading.

Health & Other Benefits	Attracts and retains highly qualified NEOs	MSP, Extended Health and Group Insurance

Recognition and Development Programs

The Corporation can utilize recognition programs to recognize employees for additional and special contributions or effort. The Corporation may also utilize a development program to provide assistance for employees’ career growth and development needs.

Programs designed to recognize extra and/or exceptional performance by employees are an integral part of the Corporation’s overall Compensation Policy. Furthermore, the Corporation believes that providing financial support to employees that are motivated to expand their knowledge and training will directly benefit the Corporation by helping to further educate and then retain the highest caliber people.

Annual Incentive Plan (AIP)

In keeping with the Corporation’s Compensation Philosophy and Programs, on June 17, 2016 the Board adopted the AIP. The AIP is managed by the Compensation Committee which makes recommendations to the Board. The AIP may be changed, amended or suspended by the Board at any time, if in the Board’s opinion said change, amendment or suspension is in the best interests of the Corporation and its Shareholders.

In keeping with the overall objectives of the Corporation’s Compensation Program the AIP is designed to attract, retain and reward those personnel that are essential to the successful operation of the Corporation’s business. The purpose of the AIP is to improve the Corporation’s performance through the efforts of those in positions that can significantly influence the Corporation’s results. Awards under the AIP are based on corporate and individual performance.

The AIP focuses senior Management on the short and long-term accretive growth of the Corporation and provides defined rewards in proportion to how well significant previously established corporate objectives are achieved.

Eligibility is extended to those Management positions having responsibilities for decisions and actions or for influencing the decisions and actions of others which will have a measurable impact on overall Corporation results. Base Salary is used as the primary basis for determining the point at which consideration for participation begins. However, it is not the sole determinant, and in certain situations a position at a lower Base Salary may have considerable impact on the success of the Corporation and in such circumstance, those positions could be considered for inclusion in the AIP.

Each AIP participant will have an established target for his or her annual incentive award, which will be defined as a percentage of Base Salary. The target for each participant is determined by virtue of his or her position and the influence that position can have on the Corporation’s annual performance. Achieving the target will be based on the performance of the Corporation and on the performance of the individual participant.

Performance is measured against annual corporate and individual objectives developed and established at the beginning of the fiscal year. The relative importance of each is identified by the weight assigned to the objective. The objectives may be of a long-term (greater than one year) and/or short-term (one year or less) nature.

Corporation Objectives

Corporation objectives are objectives established for the Corporation by the Compensation Committee and approved by the Board. The objectives are the three or four most critical areas to be measured, which, when achieved, would be expected to contribute to the annual success of the Corporation. Typically, these objectives will include annual revenue, net cash flow, earnings per share, and new growth initiatives (i.e. royalty or stream acquisition(s)).

Individual Objectives and Performance

Individual objectives are major objectives developed and set for each individual on an annual basis. A substantial portion of each individual’s objectives should include supporting work for the Corporation or specific department objectives. At the beginning of the incentive plan year, supervisors and individuals will agree on the relative weight for each objective, as well as how successful accomplishment will be measured.

Two key concepts underlie both corporate and individual objectives:

•	Stretch refers to the extra application of skills and concentrated effort that will be required to reach or exceed the established objectives. Unless the objectives are considerably beyond normal expectation, payment of bonus compensation is difficult to justify.

•	Accountability stresses the fact that action to attain objectives must be within the authority and responsibility of the individual involved.

Annual Incentive Plan Payments

Incentive payments are determined based on corporate and individual performance. Normally, 50% of the incentive payment will be based on corporate performance and 50% will be based on individual performance (although this ratio can vary amongst the Corporation’s NEOs). The incentive payments to the Corporation’s Chief Executive Officer were based 100% on corporate performance for the financial year ended December 31, 2019. The ratio may be adjusted from year to year by the Board, depending on the level of corporate versus individual focus desired.

The objectives for the 2019 financial year are summarized below. The Board is actively and continuously reviewing the objectives to be set for future financial years, including the 2020 financial year.

A portion of the incentive payments are typically made in cash, however, at the discretion of the Board, incentive payments can be made in the form of restricted Common Shares or a combination of cash and restricted Common Shares.

If the Board decides to satisfy all or a portion of the annual incentive awards with restricted Common Shares, the Common Shares issued will be priced based on the closing trading price of the Common Shares on the TSX on the trading day immediately prior to the date of the Directors approval of the annual incentive payments, less any applicable discount provided for in the TSX policies.

Performance Factors

Each objective is evaluated at the end of the year and a corresponding performance factor is applied to each. Performance factors will be based on an objective evaluation of the results or if appropriate a subjective evaluation. The performance factors are designed to force clear definitions of what results are expected and to provide consistency in evaluating results.

At the completion of the performance period, if 100% of the goal is achieved, the performance factor is 1.00; if 150% of the goal is met, the performance factor is 1.5; if 200% of the goal is met, the performance factor is 2.0. If a significant portion of the objective is achieved (80%), the employee may receive a performance factor rating 0.50. Achieving anything below 80% of an objective receives a performance factor of 0.

The performance factors listed in the table below are guidelines to be used when performance results are measured:

Factor	Performance Level Achieved(1)
2.00	Outstanding achievement, far in excess of expectation
1.50	Goal is materially exceeded
1.00	Goal achieved
0.50	Goal not achieved, but significant progress/effort made
0.00	Not satisfactory

Notes:

(1)	Evaluation of the objective may indicate that a performance factor somewhere between the stated factors is appropriate, such as a 1.15 rather than 1.0 or 1.50.

Recommendations and Timing of Payment

Incentive recommendations are made after the end of the calendar year when all financial and other data used to measure performance for the preceding financial year has been finalized. The recommendation includes a brief description of each objective, the weight assigned to the objective and the supervisor’s evaluation of individual results. The evaluation will include both a brief narrative and the performance factor assigned to each objective.

Long Term Incentive Plan (LTIP)

The LTIP is also a core element of the Compensation Program and its overall goal is to attract and retain those executives and senior managers essential to the future growth of the Corporation. A key element of the LTIP is the focusing of Management’s attention on share price appreciation in the long-term.

The LTIP is designed to create a sense of ownership for key employees of the Corporation and/or its affiliates who, in the judgement of the Board, will be largely responsible for the Corporation’s growth and success. The LTIP links a portion of the individual’s compensation to the long-term performance of the Corporation as reflected by the price of the Corporation’s Shares, thus aligning the interests of the key employees with those of the Corporation and its shareholders.

Eligibility and Management

Eligibility is extended to key executive and senior Management positions having responsibility for influencing policy and strategy or for influencing the decisions and actions of others that will have a long-term impact on the Corporation’s growth and/or overall results. Eligibility for participation in the LTIP is extended to employees that have been employed by the Corporation for a minimum of three months. In addition to the LTIP, the Board may grant Options, restricted Compensation Shares and/or RSUs under the LTIP to employees at any time at the discretion of the Board.

The LTIP is managed by Board. The LTIP can be modified or suspended at any time, at the Board’s discretion. Modifications may include, but are not limited to, the following: (1) modification of award targets, (2) reduction or increase of award grants, and (3) changes to or final determination of the mix of the annual participant’s award between restricted Compensation Shares or Options.

Targets

Annual award targets are determined as follows:

•	Each LTIP participant has an established target for his/her annual incentive grant, which is defined as a percentage of his or her annual base salary. Each participant’s target is directly dependent on his or her responsibilities and contribution and shall be determined by virtue of his or her position and the influence that position can have on the Corporation’s long-term performance.

•	The percentage determined above is multiplied by the participant’s annual base salary. For example, if LTIP participant’s base salary is $150,000 and his or her target is 40% then his or her “Annual Target” will be calculated as follows: $150,000 x 40% = $60,000. The resulting $60,000 is the LTIP participant’s Annual Target.

Types of Award Grants

•	Options: Up to 100% of the annual award grant may be made available as Options. The number of Options is to be determined using the modified Black-Scholes option-pricing model, based on either: (1) the weighted average closing price of the Common Shares on the TSX for the five trading days prior to the date the Option is granted, or (2) the closing trading price of the Common Shares on the TSX on the trading day immediately prior to the date the Option is granted. Options will have a five-year term, and vest in two equal instalments commencing on the first anniversary of the grant date. A summary of the Option Plan is set out below and a summary of the proposed amendments to the Option Plan is set out above under “Amendment and Restatement of the Stock Option and Compensation Share Plan”.

•	Restricted Compensation Shares: Up to 50% of the annual award grant may be made available as restricted Compensation Shares, with a two year no trading legend. Restricted Compensation Shares will be priced based on the closing trading price of the Common Shares on the TSX on the trading day immediately prior to the date of the Board approval of the LTIP payments, less an applicable discount (if any) permissible pursuant to the TSX policies. All restricted Compensation Shares will be issued net of statutory withholdings. Restricted Compensation Shares will be issued with a two-year “no trade” legend.

•	Restricted Share Units: Between 25% to up to 50% of the annual award grant may be made available as RSUs. The RSUs will be granted pursuant to the terms of the Corporation’s Amended and Restated RSU Plan. RSUs may vest within three years of the date of grant and can be settled in cash or Common Shares at the discretion of the Board. A summary of the RSU Plan is set out below and a summary of the proposed amendments to the RSU Plan is set out above under “Amendment and Restatement of Restricted Share Unit Plan”.

Stock Option and Compensation Share Plan

The following is a summary of the principal terms of the Option Plan in force as of the date hereof, prior to giving effect to the proposed amendments as described in this Circular under the heading “Amendment and Restatement of the Stock Option and Compensation Share Plan”.

Security based awards under the AIP and LTIP are governed by the terms of the Option Plan that was approved by the Shareholders on June 17, 2016 as further described below. The Option Plan enables the Directors, Officers, employees and consultants of the Corporation and its affiliates to participate in the growth and development of the Corporation by providing such persons with the opportunity, through options to purchase Options, to acquire an increased proprietary interest in the Corporation that is aligned with the interests of the Shareholders.

The Board maintains the authority to award Equity Compensation, including Options and Compensation Shares, to the NEOs in such amounts and on such terms as the Board determines in its sole discretion and in accordance with the LTIP. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account when granting awards under the LTIP. The Board maintains the authority to award Incentive Compensation under the AIP which awards are determined at the end of the financial year based on the performance of the Corporation and the individual NEO relative to the annual objectives for the Corporation and the individual objectives for the NEO that were established at the beginning of the financial year.

The Option Plan provides that 7,500,000 Common Shares issuable pursuant to Options granted or Compensation Shares issued under the Option Plan are reserved for issuance for eligible participants, representing 6.3% of the issued and outstanding Common Shares as at the date of this Circular. In addition, the Option Plan provides that a maximum of 2,500,000 Compensation Shares may be issued under the Option Plan. The number of Common Shares which may be issued under the Option Plan, together with the RSU Plan, in aggregate, shall not at any time exceed 20% of the total number of issued and outstanding Common Shares. As at the date of this Circular, a total of 6,077,755 Common Shares are either issuable pursuant to Options granted under the Option Plan or have been issued pursuant to Compensation Shares, consisting of 5,458,338 outstanding Options and 619,417 issued Compensation Shares, representing 4.6% and 0.5% of the issued and outstanding Common Shares, respectively. Accordingly, 1,422,245 Common Shares remain available for grant under the Option Plan, representing 1.2% of the issued and outstanding Common Shares. The AIP and LTIP operate using the 7,500,000 Common Shares limit issuable under the Option Plan and are subject to the restrictions identified above.

The Option Plan, administered by the Board, governs the granting of Options and Compensation Shares to Directors, Officers, employees and consultants of the Corporation and its affiliates. The Board has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the Options will vest and be exercisable. Options, however, may only be exercisable for a maximum of ten years from the grant date. The exercise price of Options is determined by the Board, but such price shall be no less than the market price of the Common Shares as at the grant date. The Board also has the discretion to determine to whom Compensation Shares will be granted in consideration of the fair value of the contribution of the Corporation by the recipient as determined, but such price shall not be less than the market price of the Common Shares on the issue date.

The Option Plan imposes the following limits on the number of Options and Compensation Shares that may be issued to the following persons or groups within a one-year period:

•	no more than 10% of the issued and outstanding Common Shares to insiders as a group;

•	no more than 5% of the issued and outstanding Common Shares to any one grantee; and

•	no more than 2% of the issued and outstanding Common Shares to any one consultant and eligible person who undertakes investor relations activities.

The Corporation’s annual burn rate for the three most recently completed fiscal years, expressed as a percentage, and calculated by dividing the number of awards granted under the arrangement during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year, was 1.61% in fiscal 2017, 0.99% in fiscal 2018 and 1.08% in fiscal 2019.

An Option is personal to the grantee and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the employment or appointment of an Option holder with the Corporation or its affiliates is terminated by either party for any reason other than termination for retirement, death or for cause, the Options held by such Option holder must be exercised within 120 days of the date of termination of the Option holder’s employment or appointment with the Corporation. If the Option holder is terminated for cause, the Options held by such Option holder terminate and are cancelled upon the Option holder ceasing to be a Director, Officer or employee of the Corporation or its affiliates.

The Corporation retains the right to amend or terminate the terms and conditions of the Option Plan without seeking Shareholder approval with respect to the following:

•	altering, extending or accelerating the terms and conditions of vesting of any Options;

•	accelerating the expiry date of Options;

•	amending or modifying the mechanics of exercise of Options provided, however, payment in full of the Option price for the Common Shares shall not be so amended or modified;

•	effecting amendments of a “housekeeping” or ministerial nature;

•	effecting amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the applicable exchange(s));

•	effecting amendments respecting the administration of the Option Plan; and

•	effecting amendments necessary to suspend or terminate the Option Plan.

Shareholder approval will be required for the following types of amendments:

•	amendments that increase the number of Common Shares issuable under the Option Plan;

•	any amendment that extends the term of Options beyond the original expiry;

•	any reduction in the Option price of an Option or cancellation and reissuance of Options or other entitlements;

•	amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the applicable exchange(s)).

•	any amendment which would permit Options granted under the Option Plan to be transferable or assignable other than for normal estate planning and settlement purposes; and

•	any amendment to increase the ability of the Board to amend the Option Plan without Shareholder approval.

The Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.

Restricted Share Unit Plan

The following is a summary of the principal terms of the RSU Plan in force as of the date hereof, prior to giving effect to the proposed amendments as described in this Circular under the heading “Amendment and Restatement of Restricted Share Unit Plan”.

The RSU Plan was approved by the Shareholders on April 4, 2019 and is administered by the Board as further described below. The RSU Plan enables the Corporation to attract, retain and motivate Directors, Officers and consultants (“Eligible Persons”). The RSU Plan provides that RSUs may be granted by the Board to Eligible Persons as a discretionary payment in consideration for significant contributions to the long-term success of the Corporation.

Pursuant to the terms of the RSU Plan, the aggregate maximum number of Common Shares reserved for issuance under the RSU Plan from treasury:

(a)	shall not exceed 3,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the policies of the applicable exchange, by the Shareholders, representing 2.5% of the issued and outstanding Common Shares as at the date of this Circular; and

(b)	in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s equity incentive plans in existence from time to time, including the Option Plan, shall not exceed 10,500,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the policies of the applicable exchange, by the Shareholders.

Notwithstanding the foregoing, the aggregate maximum number of Common Shares reserved for issuance under the RSU Plan shall be reduced by that number of RSUs which are issued in accordance with the provisions of the RSU Plan.

As at the date of this Circular, 171,371 Restricted Share Units have been awarded under the RSU Plan, which if all of the Restricted Share Units that have been awarded are settled in Common Shares will represent 0.14% of the issued and outstanding Common Shares, and 2,828,629 Common Shares remain available for issuance under the RSU Plan, representing 2.4% of the issued and outstanding Common Shares.

In addition, the number of Common Shares which may be issuable under the RSU Plan and all of the Corporation's other previously established or proposed share compensation arrangements, within a 12-month period:

(a)	to any one Eligible Person shall not exceed 5% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis;

(b)	to insiders as a group shall not exceed 10% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis; and

(c)	to any one consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis.

The Corporation’s annual burn rate for fiscal 2019, expressed as a percentage, and calculated by dividing the number of awards granted under the arrangement during the year by the weighted average number of Common Shares outstanding for the year, was 0.08%.

Unless redeemed earlier in accordance with the RSU Plan, the RSUs of each Eligible Person will be redeemed on the Redemption Date (as defined below) for cash or Common Shares, as determined by the Board, for an amount equal to the fair market value of a RSU. The “Redemption Date” in respect of any Restricted Share Unit means: the third anniversary of the grant date on which such RSU was granted to the Eligible Person, unless (i) an earlier date has been approved by the Board as the Redemption Date in respect of such RSU, or (ii) there is a Change of Control, the RSU Plan is terminated or upon an Eligible Person’s death or termination of employment. The Board, in its sole discretion, shall determine the vesting schedule of each RSU grant.

Subject to the terms of the RSU Plan (which may require the Corporation to obtain Shareholder and/or regulatory approval), the Board may from time to time amend or revise the terms of RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite disinterested Shareholder and regulatory approval (including, where applicable, the approval of the applicable exchange, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, to change the method of calculation of the redemption of RSUs held by Eligible Persons and to provide an extension to the term for the redemption of RSUs held by Eligible Persons. All other amendments to the RSU Plan may be made by the Board without obtaining Shareholder approval.

If an Eligible Person is terminated by the Corporation for cause, or if an Eligible Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, all of the Eligible Person’s RSUs will be forfeited and no amount will be paid by the Corporation to the Eligible Person in respect of the RSUs so forfeited. The RSUs of an Eligible Person which have vested on the applicable date, other than a Director, who is involuntarily terminated by the Corporation, for reasons other than cause, will be redeemed for a number of Common Shares equal to the number of RSUs then held by the Eligible Person. The RSUs of a Director, who is not re-elected at an annual or special meeting of Shareholders will be redeemed for cash at the fair market value of such RSUs on the Redemption Date.

In the event of a change of control, then the Corporation will redeem 100% of the RSUs granted to the Eligible Persons on a Redemption Date which will be deemed to have occurred on the date on which the change of control occurs in accordance with the terms of the RSU Plan.

An RSU is personal to the grantee and is non-transferable and non-assignable. The RSU Plan does not provide for or contemplate the provision of financial assistance to facilitate the redemption of RSUs.

Recommendations and Timing of Payment

Management’s award recommendations and Board approval are typically made in the first quarter after the Corporation’s financial year-end. Timing of award grants, however, will occur at the discretion of the Board and the Board shall have sole and absolute discretion in determining whether to grant Options, restricted Compensation Shares or RSUs.

Nothing in the LTIP requires the issue or distribution of any award in any given year or the distribution to any particular person. No person has any right to receive a distribution of any award in a year, whether other persons receive such awards in such year. The receipt by a recipient in any year of such awards shall not create any entitlement to the receipt of any such awards by such recipient in any other year.

2019 AIP and LTIP Awards (paid in the first quarter of 2020)

Significant Events

The 2019 fiscal year was highlighted with successes in respect of:

•	The deployment of over US$120,000,000 in capital over three transactions, most notably the acquisition of a portfolio of 24 royalties from Kinross Gold Corporation.

•	A listing on the NYSE American and the graduation to a listing on the TSX, which expanded the potential investor base of the Corporation and contributed to an increase in trading liquidity.

•	The successful increase of the Corporation’s revolving credit facility from US$50,000,000 to US$120,000,000, and

•	Increased organization development highlighted by the addition of Ryan McIntyre as President of the Corporation.

The above successes contributed to key performance results for the Corporation, including but not limited to:

•	An increase in the Corporation’s share price by 53% for the year. The Corporation’s share price outperformed the price of gold and its closest peer companies.

•	Record revenue recorded for the year with an increase of revenue of 30% over 2018 and an increase of 15% in attributable GEOs over 2018.

•	Increased all key metrics on a per share basis, including revenue, GEO production, operating cash flow and reserves and resources,

•	Increase in research coverage with both the Canadian Bank of Imperial Commerce and The Bank of Nova Scotia initiating research coverage with positive ratings, and

•	An increase in consensus net asset value per share from the Corporation’s research analysts.

AIP Evaluation Criteria

The AIP objectives for 2019 included but were not limited to:

Corporate Goal/Objective	Description	Value Weighting	Performance (Factor Achieved)
Asset Portfolio Growth	Acquisition of assets that increase various per share metrics, including attributable Gold Equivalent Ounce (“GEO”) production, attributable reserves and resources, cash flow, total assets, and or organic growth from existing assets	30%	2.0
Portfolio Performance	Actual GEO production versus budgeted estimate	7.5%	1.0
	General and administrative cost control versus budgeted estimate	7.5%	1.0
Share Price Performance	Cumulative two-year relative return versus external benchmarks	10%	2.0
	Cumulative two-year relative return versus the Comparator Group	10%	1.5
Increase Market Profile	Improvement in trading liquidity over prior year	15%	2.0
Debt or Equity Financings	Increase available capital for acquisitions during the year	10%	1.5
Organizational Development	Considerations include growth of Management team, implementation of new policies and controls, and adherence to current policies and controls.	10%	1.0
	Total	100%	1.65

As a result of the Board’s evaluation of the stated corporate goals and objectives an overall factor of 1.65 times each employee’s annual AIP target was applied based on results as compared to the Corporation’s 2019 goals and objectives.

AIP awards for the 2019 financial year, based on the above previously set annual objectives have been awarded as of the date of this Circular. The awards were calculated based on the Board’s evaluation of the Corporation’s performance relative to the above chart.

Performance Graph

The following graph shows the change in value of C$100 invested in our Shares between July 11, 2016 and December 31, 2019 (the last trading day of 2019), compared to C$100 invested in the S&P TSX Composite Index. July 11, 2016 represents the date that the Corporation commenced trading following the closing of the transaction involving, among other things, the acquisition of a portfolio of royalties and streams from Pan American Silver Corp. which represented the formation of the Corporation.

Director Compensation

The compensation of the Directors is designed to attract and retain individuals with the relevant skills and knowledge to serve on the Board. The Corporation’s Director compensation will also serve to align the interests of the Directors with those of the Shareholders. The Director compensation program reflects the Corporation’s relative size and reinforces the importance of Shareholder value. Director compensation takes into account the time commitment, duties, and responsibilities of the Directors and as well as being benchmarked against Director compensation practices at comparable companies.

While Director compensation amounts are not based on corporate performance, the Board has instituted a formal performance assessment process to ensure Director effectiveness and engagement. In addition, the Board has instituted a minimum required shareholding for the Corporation’s Directors which is equal to three times the value of their annual retainer. As of December 31, 2019, all members of the Board had met or surpassed this requirement, with the exception of Mr. Brian Penny, who joined the Board in May 2019 and has three years to meet this requirement. In addition, the Chief Executive Officer, who is also a member of the Board, does not receive any additional compensation for being a Director. Certain of the Directors, who are representatives of major shareholders of the Corporation, are not permitted to own stock as determined by internal policies of the shareholder that they are employed by.

There are several elements to our Director compensation program:

(1)	An annual retainer of $50,000 paid once per financial year, in advance. The annual retainer is payable in cash. The Chair of the Board receives an annual retainer of $200,000.

(2)	An additional equity component of the annual retainer of $30,000 is paid once per financial year, in advance, and is payable in Restricted Share Units. The Chair of the Board receives an additional equity component of the annual retainer of $40,000.

(3)	The following additional retainers are paid once per calendar year, in advance, in cash to the following persons:

(i)	$12,000 to the Chair of the Audit Committee;

(ii)	$5,000 to each member of the Audit Committee;

(iii)	$6,000 to the Chair of the Nominating and Governance Committee; and

(iv)	$6,000 to the Chair of the Compensation Committee.

(4)	Attendance meeting fees of $1,000 per meeting, paid once a year in arrears.

Executive Compensation Details

Named Executive Officers

For the purposes of this section of the Circular, the following six (6) individuals are referred to as the “Named Executive Officers” or “NEOs”:

Daniel O’Flaherty	Chief Executive Officer (“CEO”) and Director

Ryan McIntyre(1)	President

Matthew Fargey	Chief Financial Officer (“CFO”)

Doug Ward	Vice President, Technical Services

Brent Bonney	Vice President, Corporate Development

Warren Beil	General Counsel and Corporation Secretary

Notes:

(1)	Mr. McIntyre was appointed as President of the Corporation on November 25, 2019. Mr. McIntyre is employed by Maverix Metals (US) Services Inc., a US company.

Summary Compensation Table

The compensation paid to the NEOs for the periods noted is summarized in the following table and is expressed in Canadian dollars unless otherwise noted.

Name and		Salary or	Share-Based		Option Based		Non-Equity Incentive Plan Compensation		All other	Total
Principal Position	Year	Retainer	Awards(1)		Award (2)		Annual (3)	Long-Term	Compensation ($)(4)	Compensation ($)
Daniel O’Flaherty (5)	2019	460,000	Nil		360,000		607,200	Nil	Nil	1,427,200
CEO & Director	2018	400,000	Nil		93,750		544,000	Nil	Nil	1,037,750
	2017	250,000	Nil		187,500		200,000	Nil	Nil	637,500
Ryan McIntyre (6) President	2019	44,792	375,000	(7)	375,000	(7)	Nil	Nil	Nil	794,792
Matt Fargey	2019	300,000	Nil		195,000		297,000	Nil	Nil	792,000
CFO	2018	260,000	265,200	(8)	168,750		Nil	Nil	Nil	693,950
	2017	163,702	217,500	(7)(9)	120,000	(7)	47,100	Nil	66,775	615,077

Name and		Salary or	Share-Based		Option Based		Non-Equity Incentive Plan Compensation		All other	Total
Principal Position	Year	Retainer	Awards(1)		Award (2)		Annual (3)	Long-Term	Compensation ($)(4)	Compensation ($)
Warren Beil (10)	2019	300,000	Nil		180,000		297,000	Nil	Nil	777,000
General Counsel	2018	113,438	167,025	(8)	122,000	(7)	80,325	Nil	73,324	556,112
Doug Ward	2019	280,000	Nil		172,500		277,200	Nil	Nil	729,700
VP Technical Services	2018	230,000	Nil		120,000		234,600	Nil	Nil	584,600
	2017	200,000	Nil		120,000		128,000	Nil	Nil	448,000
Brent Bonney	2019	300,000	Nil		195,000		297,000	Nil	Nil	792,000
VP Corporate Development	2018	260,000	265,200	(8)	150,000		Nil	Nil	Nil	675,200
	2017	163,269	279,000	(7)(9)	120,000	(7)	Nil	Nil	64,551	626,820

Notes:
(1)	The dollar amounts in this column for the financial year ended December 31, 2019 represent Restricted Share Units which were granted by the Corporation during 2019. The dollar amounts in this column for the financial year ended December 31, 2018 and December 31, 2017 represent Common Shares of the Corporation which were granted either during the year in question or in the case of Annual Incentive Plan Compensation Shares, the year in which they were earned. The amounts in this column relating to Restricted Share Units are calculated by multiplying the grant date fair value of the Restricted Share Units (the closing price of the shares on the TSX or TSXV, as applicable, on the grant date) by the number of Restricted Share Units granted. The amounts in this column relating to Compensation Shares were calculated by multiplying 90% of the weighted average closing price of the Common Shares for the five trading days prior to the date of the Director’s approval of the annual incentive payments by the number of Compensation Shares issued.
(2)	The Black-Scholes model is used as the methodology to calculate the grant date fair value ($1.37) and relied on the following weighted average assumptions and estimates for 2019 calculations: grant date share price and exercise price of $5.34, a factor of 0.8, expected stock price volatility of 35.0%, risk free interest rate of 1.49%, assumption of annual rate of dividends of 0.25%, and expected life of options of five years.
(3)	The amounts in this column represent the cash portion of AIP awards paid by the Corporation in respect of the financial year noted.
(4)	All other compensation includes payment of statutory deductions related to certain one-time compensation shares issued to certain NEOs, when they joined the Corporation.
(5)	Mr. O’Flaherty became a Director of the Corporation on May 30, 2017. Mr. O’Flaherty is an employee of the Corporation and does not receive any additional compensation for his role as a Director.
(6)	Mr. McIntyre was appointed President of the Corporation on November 25, 2019.
(7)	Each of Messrs. McIntyre, Fargey, Beil and Bonney were granted certain equity awards at each of their respective dates of commencement of employment with the Corporation
(8)	Mr. Fargey and Mr. Bonney elected to receive 100% of their AIP earned for the financial year ended December 31, 2018 in Common Shares of the Corporation (in the case of Mr. Fargey, net of taxes owed). Mr. Beil elected to receive 25% of his AIP earned for the financial year ended December 31, 2018 in Common Shares of the Corporation.
(9)	Mr. Fargey elected to receive a portion of his AIP earned for the financial year ended December 31, 2017 in Common Shares of the Corporation. Mr. Bonney elected to receive 100% of his AIP earned for the financial year ended December 31, 2017 in Common Shares of the Corporation.
(10)	Oggy Talic resigned as General Counsel, effective March 8, 2018. For information regarding the compensation of Mr. Talic please refer to the Management Information Circular dated April 25, 2018. Warren Beil was appointed as General Counsel on June 1, 2018.

Former Named Executive Officers and Directors of the Corporation

During the periods from October 1, 2015 to July 11, 2016, June 17, 2016 and the 2017 and 2018 financial years, the Corporation paid compensation to former directors and NEOs. Please refer to the Management Information Circulars dated April 25, 2018 and April 28, 2017 for information regarding the compensation of former directors and NEOs of the Corporation. No compensation was paid to such individuals following their resignations as directors and executive officers.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards outstanding at the end of the most recently completed financial year (December 31, 2019), including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested(2)	Market or Payout Value of Share-based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed
Dan O’Flaherty	200,000	1.08	April 10, 2021	1,106,000
CEO	249,944	2.80	April 28, 2022	952,287	Nil	Nil	Nil
	122,070	3.30	May 31, 2023	404,052
	263,363	5.18	April 3, 2024	376,609
Ryan McIntyre President	268,313	5.83	Dec 12, 2024	209,284	64,322	425,168	Nil
Matt Fargey	150,000	2.80	April 28, 2022	571,500
CFO	219,725	3.30	May 31, 2023	727,290	Nil	Nil	Nil
	142,655	5.18	April 3, 2024	203,997
Doug Ward	125,000	1.08	April 10, 2021	691,250
VP Technical Services	159,964	2.80	April 28, 2022	609,463	Nil	Nil	Nil
	156,250	3.30	May 31, 2023	517,188
	126,165	5.18	April 3, 2024	180,416
Brent Bonney	150,000	2.80	April 28, 2022	571,500
VP Corporate Development	195,315	3.30	May 31, 2023	646,493	Nil	Nil	Nil
	142,655	5.18	April 3, 2024	203,997
Warren Beil	125,000	3.30	May 31, 2023	413,750	Nil	Nil	Nil
General Counsel	131,683	5.18	April 3, 2024	188,307

Notes:

(1)	Calculated using the closing price of the Corporation’s shares on the TSX on December 31, 2019, of C$6.61 and subtracting the exercise price of the in-the-money options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Corporation’s shares on the date of exercise.
(2)	This column reflects Restricted Share Units for which the restricted periods had not yet expired (and had not been deferred) as of December 31, 2019 and, as such, these Restricted Share Units remain unvested.
(3)	The figures in this column are calculated using the closing price of the Corporation’s shares on the TSX on December 31, 2019 of C$6.61.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2019) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards – Value Vested(1)	Share-Based Awards – Value Vested	Non-Equity Incentive Plan Compensation Value Earned
Daniel O’Flaherty CEO	$453,101	Nil	Nil
Ryan McIntyre President	Nil	Nil	Nil
Matt Fargey CFO	$425,711	Nil	Nil
Doug Ward VP Technical Services	$372,016	Nil	Nil
Brent Bonney VP Corporate Development	$400,081	Nil	Nil
Warren Beil General Counsel	$131,250	Nil	Nil

Notes:
(1)	This amount is the dollar value that would have been realized if the Options had been exercised on the vesting date(s). Calculated using the closing price of the Common Shares on the TSX on April 28, 2019 and May 31, 2019 of $5.40 and $5.40 respectively, being the dates on which Options vested during the year ended December 31, 2019 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Common Shares on the date of exercise.

Pension Plan Benefits

The Corporation and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation and its subsidiaries have no defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Base Salary paid to each NEO during the 2019 financial year was paid pursuant to:

1.	an offer of employment entered into between the Corporation and Doug Ward, respectively (the “Offer of Employment”); and

2.	executive employment agreements for each of Daniel O’Flaherty, Ryan McIntyre, Matt Fargey, Brent Bonney, Warren Beil, respectively (the “Employment Agreements”).

The terms of the Offer of Employment for Doug Ward included the following:

•	Base Salaries as set out in the summary Compensation table below.

•	Change of control provisions which stipulate that upon a change of control of the Corporation, and provided that each of the NEOs would not be offered the same executive role with the acquiring company, each of the NEOs are entitled to a cash payment equivalent to two times the sum of his respective Base Salary, AIP payments and LTIP payments and any Compensation Shares or Options held would immediately vest within the rules of the Plan.

The terms of the Employment Agreement for each of Daniel O’Flaherty, Ryan McIntyre Matt Fargey, Brent Bonney and Warren Beil included the following:

•	Base Salaries as set out in the summary Compensation table above.

•	Change of control provisions which stipulate that upon a change of control of the Corporation and if the NEO resigns for “good reason” and provides the Corporation with written notice, each of the NEOs are entitled to:

1.	the NEO’s Base Salary through to the date of his resignation;

2.	a cash payment equivalent to two times the sum of the respective Base Salary in addition to benefits in certain situations;

3.	a payment in lieu of further AIP and LTIP awards in an amount which shall be equal to two times the NEO’s average annual target AIP and LTIP payment for the two years immediately preceding the year in which the NEO’s resignation occurs;

4.	reimbursement of certain expenses; and

5.	payment for any vested Options granted to the NEO under the LTIP prorated based on the date of the NEO’s resignation.

•	“Good reason” is defined to mean any of the following:

1.	without the express written consent of the NEO, any material change or series of changes in the status of the NEO;

2.	a reduction by the Corporation in the NEO’s Base Salary;

3.	the taking of any action by the Corporation, or the failure by the Corporation to take any action, that would materially adversely affect the NEO’s participation in, or materially reduce the NEO’s benefits; or

4.	a material change to the NEO’s normal work location made unilaterally by the Corporation.

The following table describes the estimated potential payments and benefits under the Offers of Employment to which the Named Executive Officers would have been entitled if a termination of employment or change in control occurred on December 31, 2019 at which time Maverix’s Common Share price was $6.61 per Common Share. The actual amounts to be paid out can only be determined at the time of the NEO’s departure from the Corporation. The amounts reported in the table below do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. The amounts reported assume payment of all previously earned and unpaid salary, vacation pay and LTIP and AIP awards.

NEO	Termination on a Change of Control ($)
Daniel O’Flaherty
Cash severance	2,395,547
Payment for vested equity awards	2,838,947
Ryan McIntyre
Cash severance	2,249,201
Payment for vested equity awards	634,453
Matt Fargey
Cash severance	1,364,936
Payment for vested equity awards	1,502,786
Doug Ward
Cash severance	1,259,973
Payment for vested equity awards	1,998,359
Brent Bonney
Cash severance	1,364,936
Payment for vested equity awards	1,421,989
Warren Beil
Cash severance	1,282,810
Payment for vested equity awards	602,057

•	Daniel O’Flaherty, Matt Fargey, Brent Bonney and Warren Beil were eligible for the following benefits: Extended Health and Group Insurance. Daniel O’Flaherty was paid a monthly fee equal to the Canadian dollar equivalent to the costs that the Corporation would incur if it were able to enroll Daniel O’Flaherty in the Extended Health and Group Insurance.

•	Ryan McIntyre and Doug Ward were paid a monthly fee equal to the Canadian dollar equivalent to the costs that the Corporation would incur if it were able to enrol Ryan McIntyre and Doug Ward, residents of the United States, in the Extended Health and Group Insurance plans.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year (December 31, 2019):

Director	Fees Earned	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Geoff Burns	217,000	40,000	Nil	Nil	3,078	257,000
J.C. Stefan Spicer	73,000	30,000	Nil	Nil	Nil	103,000
Dr. Christopher Barnes	65,000	30,000	Nil	Nil	Nil	95,000
Robert Doyle	59,000	30,000	Nil	Nil	Nil	89,000
Blake Rhodes	Nil	Nil	Nil	Nil	Nil	Nil
Brian Penny	62,000	30,000	Nil	Nil	Nil	92,000
David Scott	50,000	30,000	Nil	Nil	Nil	80,000

Notes:

(1)	Certain of the Directors who are representatives of major shareholders of the Corporation are not permitted to own equity of the Corporation as determined by internal policies of the applicable major shareholder that they are employed by.

Other than as discussed above, the Corporation has no arrangements, standard or otherwise, pursuant to which independent Directors are compensated by the Corporation or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Corporation does, however, reimburse the independent Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Corporation.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2019), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares That Have Not Vested(2)	Market or Payout Value of Share-based Awards That Have Not Vested(3)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed
Geoff Burns	240,000	$1.08	April 10, 2021	$1,327,200	6,885	$45,510	Nil
J.C. Stefan Spicer	64,000	$1.08	April 10, 2021	$353,920
	31,194	$2.80	May 30, 2022	$118,849	5,164	$34,134	Nil
Dr. Christopher Barnes	62,387	$2.80	May 30, 2022	$237,694	5,164	$34,134	Nil
Robert Doyle	128,000	$1.08	April 10, 2021	$707,840	5,164	$34,134	Nil
Blake Rhodes	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Penny	Nil	Nil	Nil	Nil	5,164	$34,134	Nil
David Scott	Nil	Nil	Nil	Nil	5,164	$34,134	Nil

Notes:
(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2019, of C$6.61 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	This column reflects Restricted Share Units for which the restricted periods had not yet expired (and had not been deferred) as of December 31, 2019 and, as such, these Restricted Share Units remain unvested.
(3)	The figures in this column are calculated using the closing price of the Common Shares on the TSX on December 31, 2019 of C$6.61.

Incentive Plan Awards – Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2019) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

NEO Name	Option-Based Awards – Value Vested(1)	Share-Based Awards – Value Vested	Non-Equity Incentive Plan Compensation Value Earned
Geoff Burns	Nil	Nil	Nil
J.C. Stefan Spicer	$37,433	Nil	Nil
Dr. Christopher Barnes	$74,866	Nil	Nil
Robert Doyle	Nil	Nil	Nil
Blake Rhodes	Nil	Nil	Nil
Brian Penny	Nil	Nil	Nil
David Scott	Nil	Nil	Nil

Notes:

(1)	This amount is the dollar value that would have been realized if the Options had been exercised on the vesting date(s). Calculated using the closing price of the Common Shares on the TSX on May 30, 2019, 2019 of $5.20 being the date on which Options vested during the year ended December 31, 2019 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Common Shares on the date of exercise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	4,749,951	3.83	5,130,632	(1)
Equity compensation plans not approved by securityholders	Nil	Not applicable	Not applicable
Total	4,749,951	3.83	5,130,632

Notes:

(1)	A total of 619,417 Compensation Shares have been issued under the Corporation’s Stock Option and Compensation Share Plan.

CORPORATE GOVERNANCE

Overview

The Canadian securities regulatory authorities have adopted National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Rule”). The Guidelines recommend items that deal with constitution of corporate boards of directors (including independence), their functions, the effectiveness and education of members of a board of directors and other items dealing with corporate governance. If management of an issuer intends to solicit proxies from securityholders for the purposes of electing directors, then the Disclosure Rule specifies the requisite disclosure of corporate governance practices that must be included in the applicable management information circular.

The Corporation and the Board recognize the importance of corporate governance to achieve effective management of the Corporation and to protect employees and shareholders. The Corporation approaches corporate governance in such a way as to ensure that the business and affairs of the Corporation are not only effectively managed but that also shareholder value is enhanced. The Board meets at least once every quarter to review the Corporation’s business operations, corporate governance matters, financial results and other matters. Depending on the Corporation’s state of affairs and risk management, the Board may increase the frequency of meetings and or change items included on a particular agenda. The Directors are kept well informed of the Corporation’s operations at each Board meeting and through reports and discussions with Management.

Where necessary, the Board will strike special committees of independent Directors to deal with matters requiring independence, including supervision over and review of performance of Management. The composition of the Board is such that a majority of the independent Directors have significant experience in corporate affairs.

The Corporation’s corporate governance practices have been and are currently compliant with applicable Canadian and United States requirements. The Corporation, through the Nominating and Governance Committee, monitors developments in Canada and the United States to ensure governance policies and procedures are up to date, as appropriate.

The Corporation is considered a “foreign private issuer” and as such does not need to meet all the corporate governance standards of the NYSE American. The Corporation’s governance practices do meet a majority of the NYSE American standards. Details on how the Corporation’s practices differ from the NYSE American Standards can be found on the Corporation’s website at www.maverixmetals.com and in the Corporation’s most recent Form 40-F filing on www.sec.gov.

Board of Directors

The Board currently consists of eight directors: Geoff Burns, Daniel O’Flaherty, J.C. Stefan Spicer, Dr. Christopher Barnes, Robert Doyle, Blake Rhodes, Brian Penny and David Scott. Mr. Burns is the Chair of the Board.

Role of the Board

The Board has the responsibility for the stewardship of the Corporation, including primary responsibilities to supervise the management and oversee the conduct of the Corporation’s business, provide leadership and direction to Management, set policies for appropriate for the Corporation’s business and approve corporate strategies and goals.

The Board has adopted a formal mandate. A copy of the Mandate of the Board is included as Appendix “C” to this Circular and the full text of the Board’s Mandate can be found on the Corporation’s website at www.maverixmetals.com.

Board Independence

The Board has considered the relationships of each Director and determined that five of the eight members qualify as independent Directors.

Geoff Burns, J.C. Stefan Spicer, Dr. Christopher Barnes, Brian Penny and David Scott are independent. Daniel O’Flaherty is not independent as he is the CEO of the Corporation. Robert Doyle and Blake Rhodes are not independent by virtue of being the representatives of Pan American and Newmont, respectively, appointed to the Board.

The Board may excuse members of Management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises, including in circumstances where the Board is considering transactions and agreements in respect of which a Director or Officer has a material interest, or where otherwise deemed appropriate.

In addition, the Board may also seek to schedule meetings at which non-independent directors and members of management are not in attendance. The Board does follow the general practice of requesting any members of management in attendance at a particular meeting to leave the meeting so that the Board may discuss certain items of business in camera.

Term Limits

The Corporation has not adopted term limits for the directors.

Other Directorships

The following Directors are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Exchange Listing
Geoff Burns	Northern Vertex Mining Corp.	TSX-V
David Scott	Kinross Gold Corporation	TSX

Position Descriptions

The Board has adopted written position descriptions for the Chair and the CEO. The Board has adopted either a written mandate or charter for each of the Audit Committee, Nominating and Governance Committee and Compensation Committee (collectively, the “Committees”). The Board has not developed position descriptions for the chairs of each of the Committees. The chair of each Committee is responsible for ensuring that the applicable Committee fulfills its responsibilities and duties under its respective mandate or charter.

Orientation and Continuing Education

The Corporation does not have a formal orientation and training program in place for new Directors. The Corporation utilizes a bespoke approach that focuses on the particular needs of the new Director appointed. Each new Director will receive: information respecting the functioning of the Board and the Committees; copies of the Corporation’s current corporate policies; access to documents from recent meetings of the Board and to recent public filings; access to Management; and, if requested, a summary of significant responsibilities under applicable laws.

The Corporation has procedures in place where Directors and Management are provided with updates to review and discuss in respect of corporate governance, accounting practices, financing and the resource industry in general.

Directors are encouraged to keep themselves current with industry trends, developments in legislation and to attend any industry seminars. The Directors have full access to all Corporation records.

Directors are expected in attendance at all scheduled Board and Committee meetings in person or through attendance by telephonic means. Directors are expected to have prepared in advance of each meeting, and to stay for the entirety of a meeting. If an unforeseen circumstance occurs preventing a Director’s attendance at a meeting, that Director is expected to contact the Chair of the Board or the Chair of the Committee or the Lead Director, as applicable, as soon as possible after the meeting for a briefing on the missed meeting.

Nomination of Directors

The Nominating and Governance Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board will assess potential Board candidates to fill perceived needs of the Board for skills, expertise, independence, diversity and other factors. The current Directors and representatives in the mining industry are consulted for possible candidates.

The Nominating and Governance Committee has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess. Set out below are the skills identified for the Board.

General Business Skills	Industry Specific Skills

•           Strategic leadership and planning

•           General business experience

•           Risk management

•           M&A and Corporate Finance

•           Financial literacy

•           Tax

•           Legal (corporate and commercial)

•           Governance and regulatory compliance

•           Human resources and compensation

•           Government/public/invest relations

• Metals and Mining • Mine planning/development/construction • Exploration and geology • Environment and sustainability

Compensation

Please refer to the comprehensive section titled “Executive Compensation – Compensation Discussion and Analysis” in this Circular for information regarding compensation of the Corporation’s NEOs. For specific details regarding the compensation of the Directors, please see the section titled “Executive Compensation – Director Compensation” in this Circular.

Assessments

The Corporation has developed, in conjunction with the Nominating and Governance Committee, a Board Self-Assessment Questionnaire (the “Board Questionnaire”) which is sent annually to the Board for completion. The Chair of the Nominating and Governance Committee will review the completed Board Questionnaires and report the results to the full Board at the next applicable meeting of the Board. The Nominating and Governance Committee will regularly review and update the Board Questionnaire.

Ethical Business Conduct

The Board has adopted guidelines to encourage and promote a culture of ethical business conduct and promotes ethical business conduct through the nomination of Directors considered ethical, avoiding or minimizing conflicts of interest and by having its Directors independent of corporate matters.

The Board adopted a written code of Global Ethical Conduct (the “Code”) on June 17, 2016. A copy of the Code is available on the Corporation’s website, www.maverixmetals.com. The Nominating and Governance Committee will review the Code annually to ensure it continues to meet the standards of the Corporation. To date, the Corporation has not been required to disclose any departure from the Code by any of its Directors or Officers.

The Nominating and Governance Committee will request employees to review the Code annually and submit an affirmation of the employee’s continued understanding and compliance with the Code.

Diversity Policy and Representation on the Board

The Corporation has adopted a Diversity Policy (the “Diversity Policy”) which sets out guidelines that the Corporation will follow to increase diversity in the recruitment, development of its employees and Directors. The Diversity Policy will promote successful operations supported by talented and knowledgeable persons with diverse backgrounds and perspectives.

The Board’s Nominating and Governance Committee is tasked with oversight and monitoring of the application of the Diversity Policy and is responsible for reporting to the Board on governance matters, including diversity. The Nominating and Governance Committee works with the Board Chair and the Chief Executive Officer to manage succession planning and the making of recommendations to the Board for appointments to senior Management and the Board.

In order to achieve the objectives of the Diversity Policy, the Nominating and Governance Committee conducts a review of the Diversity Policy at least biennially and will report annually to the Board on the Corporation’s adherence to the Diversity Policy. In conducting its review, the Nominating and Governance Committee will consider the effectiveness of the Corporation’s approach to diversity and make appropriate recommendations to the Board on the Corporation’s approach.

The Corporation does not support the adoption of quotas to further diversity on the Board and in senior Management. Accordingly, the Diversity Policy does not establish any fixed targets or quotas regarding the representation of women, Indigenous peoples, persons with disabilities (within the meaning of the Employment Equity Act (Canada)) or visible minorities on the Board or in senior Management. Rather, Directors, Officers and employees will be recruited and promoted based upon their qualifications, abilities and contributions. However, as detailed above, the Corporation is committed to fostering a diverse workplace. The Board will consider diversity in the selection criteria for new Directors. Since the adoption of the Diversity Policy, the Board has sought to identify female candidates for appointment.

Regarding the current diversity of the Board, none of the current or this year’s eight Nominees are women, are of Indigenous descent, are persons with disabilities or are members of visible minorities. Regarding the current diversity of senior Management, as at the date of this Circular, none are women, are of Indigenous descent, are persons with disabilities or are members of visible minorities.

The Corporation is committed to the creation and maintenance of a diverse workplace. The Corporation also respects and values the perspectives, experiences, cultures and essential differences that employees and Directors possess. The Corporation acknowledges that in an ever-changing global environment, the benefits from diversity are key components to the Corporation’s long-term success. The Nominating and Governance Committee of the Board is committed to increasing the diversity of the Board and has immediately tasked itself to identify candidates in this respect.

COMMITTEE INFORMATION

The Corporation has three committees at present, being the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.

Audit Committee

The Audit Committee is comprised of three Directors: Brian Penny, Dr. Christopher Barnes and J.C. Stefan Spicer. Mr. Penny is the Chair of the Audit Committee.

All members of the Audit Committee are financially literate and independent as determined in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”), NI 58-101 and within the meaning of the NYSE American listing standards.

Role and Charter of the Audit Committee

The primary function of the Audit Committee is to assist the Board to fulfill its financial oversight responsibilities by reviewing the financial reports and other financial information filed by the Corporation with applicable regulatory authorities or that are disseminated to the Shareholders, the Corporation’s financial and accounting internal controls and procedures, and the Corporation’s audit, accounting and financial reporting processes. The Audit Committee will look to continuously improve and adhere to, the Corporation’s policies, procedures and practices at all levels of operation.

The charter of the Audit Committee (the “Audit Committee Charter”) sets out the Audit Committee’s responsibilities and duties, qualifications for membership, procedures for Audit Committee member appointment and removal and procedures for reporting to the Board.

The complete text of the Audit Committee Charter is attached as Schedule “A” to the Corporation’s Annual Information Form dated March 23, 2020, which has been filed under the Corporation’s profile, in Canada, on SEDAR at www.sedar.com and, in the United States, on EDGAR at www.sec.gov, and it may also be accessed on the Corporation’s website at www.maverixmetals.com.

Relevant Education and Experience

Each member of the Audit Committee is financially literate and together, the Audit Committee members have the education and experience to fulfill their responsibilities of the Audit Committee detailed in the Audit Committee Charter. A description of the education and experience of each Audit Committee member relevant to the performance as an Audit Committee member is set out below.

Brian Penny: Mr. Penny is a Chartered Professional Accountant with over 30 years of experience in financial management, strategic planning and financial reporting. Formerly, Mr. Penny was the Executive Vice President and CFO of New Gold Inc. (from 2009 to 2017); the Vice President of Finance and CFO of Kinross Gold Corporation (from 1993 to 2004); the CFO of Western Goldfields Inc. (from 2006 to 2009); and the CFO of Silver Bear Resources (from 2005 to 2009). Mr. Penny also formerly served as a member of the Board of Directors of Equinox Minerals Limited from 2004 to 2011, when it was acquired by Barrick Gold Corporation; Alamos Gold Inc. (from 2005 to 2008) and Baffinland Irone Mines Limited (from 2004 to 2008). Mr. Penny holds a Diploma in Business – Accounting and Finance from Cambrian College and is a CPA, CMA.

J.C. Stefan Spicer: Mr. Spicer was previously the Chairman, President, and CEO of, Central Fund of Canada Limited, positions he held from 1995 to January 2018. Central Fund traded on the NYSE and the TSX and passively held in excess of US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion in Canada. Mr. Spicer was also a founder of and the past Chairman, President and CEO of Central GoldTrust and Silver Bullion Trust. He has in excess of 35 years of investment industry experience.

Dr. Christopher Barnes: Dr. Barnes was Chief of Staff of Blind River Hospital in Ontario for 22 years. He is a practicing physician and was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014. Dr. Barnes is also the founder and Chair of the Board of Directors of the Huron Shores Family Health Team. Dr. Barnes holds a MD degree from the University of Toronto. Dr. Barnes is a knowledgeable and skilled businessman with over 25 years of experience in capital markets investing.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been any recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by KPMG to the Corporation to ensure auditor independence. The aggregate fees incurred with KPMG for audit and non-audit services in the two most recently completed financial years are set out in the following table:

Financial Year Ending	Auditor	Audit Fees(1)	Audit Related Fees(2)	Tax Fees (3)	All Other Fees (4)
2019	KPMG	207,380	Nil	Nil	Nil
2018	KPMG	125,000	Nil	Nil	Nil

Notes:

(1)	The aggregate audit fees billed.
(2)	Tax advisory fees for ad hoc tax advice.
(3)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Nominating and Governance Committee

The Nominating and Governance Committee was formed in July 2016 and is comprised of three Directors: J.C. Stefan Spicer, Geoff Burns and Dr. Christopher Barnes. Mr. Spicer is the Chair of the Nominating and Governance Committee. All members of the Nominating and Governance Committee are independent, as required under the TSX and NYSE American rules.

The main purpose of the Nominating and Governance Committee is to provide a focus on governance that will enhance the Corporation’s operation, establish procedures for assessing the Corporation’s performance and make recommendations to the Board regarding the Corporation’s overall effectiveness. The Nominating and Governance Committee also establishes and supervises the process for identifying, recruiting, appointing and providing ongoing development for the Directors.

In light of the evolving nature of the Corporation and its governance needs and requirements the Nominating and Governance Committee takes an active role in the establishment of new corporate policies and as well as reviews of existing policies. Over the course of the prior fiscal year the Nominating and Governance Committee established several new corporate policies for the Corporation which included, a majority voting policy, a whistleblower policy, diversity policy, claw back policy, spending policy and an anti-corruption policy.

The full text of the Nominating and Governance Committee’s charter is located on the Corporation’s website at www.maverixmetals.com.

Compensation Committee

The Compensation Committee was formed in May 2019 and is comprised of three Directors: Geoff Burns, Dr. Christopher Barnes and David Scott. Mr. Burns is the Chair of the Compensation Committee. All members of the Compensation Committee are independent, as required under TSX and NYSE American rules.

The role of the Compensation Committee is to review and recommend to the Board compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. As detailed above the Compensation Committee is also responsible for administering the Compensation Program and considering all risks associated with the Corporation’s compensation policies and practices. The Compensation Committee ensures that the Compensation Program is balanced in that it will motivate employees, while at the same time ensuring the Compensation Program is competitive to attract and retain high quality employees.

The full text of the Compensation Committee’s mandate is available on the Corporation’s website at www.maverixmetals.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Directors, Nominees, Officers or their respective associates or affiliates, or other Management of the Corporation were indebted to the Corporation as of the end of the most recently completed financial year or as at the date of this Circular.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the Directors or Officers of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular and except for the fact that certain Directors and Officers are Shareholders, no informed person (as defined in NI 51-102) of the Corporation or Nominee and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction which in either case has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than the election of Directors, no (a) person who has been a Director or Officer of the Corporation at any time since the beginning of the Corporation's most recently completed financial year, (b) Nominee; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for the year ended December 31, 2019. The Corporation will provide to any person or company, upon request to the Chief Financial Officer of the Corporation at Maverix Metals Inc., Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Telephone: 604-449-9290, one copy of the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

Copies of the above documents will be provided free of charge to security holders of the Corporation. The Corporation may require payment of a reasonable charge from any person or company who is not a security holder of the Corporation, who requests a copy of any such document. The foregoing documents are also available on SEDAR at www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, May 11, 2020.

BY ORDER OF THE BOARD

“Daniel O’Flaherty”
Daniel O’Flaherty
Chief Executive Officer

APPENDIX “A”

AMENDED AND RESTATED STOCK OPTION AND COMPENSATION SHARE PLAN

Please see following page.

STOCK OPTION AND COMPENSATION SHARE PLAN

Amended and Approved – ~~June 2017~~[●]

1.       PURPOSE OF THE PLAN

Maverix Metals Inc. (the “Company”) hereby institutes a stock option and compensation share plan for directors, officers, Employees and ~~Service Providers~~Consultants (as such terms are defined below) of the Company and its subsidiaries, to be known as the “Maverix Metals Inc. Stock Option and Compensation Share Plan” (the “Plan”). The purpose of the Plan is to give to directors, officers, Employees and ~~Service Providers~~Consultants, as additional compensation, the opportunity to participate in the progress of the Company by: (i) granting to such individuals options, exercisable over periods of up to ten years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the ~~Discounted~~ Market Price prevailing on the date the option is granted; or (ii) issuing to such individuals common shares in the capital of the Company.

2.       DEFINITIONS

In this Plan, the following terms shall have the following meanings:

“Affiliate” shall have the meaning ascribed to such term in the Securities Act (Ontario).

“Associate” means an associate as defined in the Securities Act (~~British Columbia~~Ontario).

“Black-Out Period” means a time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any Optionee.

“Black-Out Expiration Term” means the period of time that commences with the end of a Black-Out Period and ends five business days following the end of the Black-Out Period.

“Board” means the board of directors of the Company.

~~“Change of Control Transaction” has the meaning ascribed thereto in section 8.1 of this Plan.~~

“Change of Control” includes:

a.	the acquisition by any persons acting jointly or in concert (as determined by the Securities Act (British Columbia), whether directly or indirectly, of voting securities of the Company that, together with all other voting securities of the Company held by such persons, constitute in the aggregate more than 50% of all outstanding voting securities of the Company;

b.	an amalgamation, arrangement or other form of business combination of the Company with another corporation that results in the holders of voting securities of that other corporation holding, in the aggregate, more than 50% of all outstanding voting securities of the corporation resulting from the business combination;

c.	the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than in the ordinary course of business of the Company or to a related entity; or

d.	any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion.

“Committee” means the Company’s human resources and compensation committee or the full Board of Directors of the Company if no human resource and compensation committee has been constituted.

“Company” ~~means Maverix Metals Inc. and its successors~~has the meaning ascribed thereto in section 1 of this Plan.

“Compensation Shares” has the meaning ascribed thereto in section 7.1 of this Plan.

“Consultant” means ~~a “~~an individual or Consultant~~” as defined in the TSX Venture Exchange Policies.~~ Company, other than an employee, a director or an officer of the Company, that:

a.	is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or an Affiliate, other than services provided in relation to a distribution;

b.	provides the services under a written contract between the Company or an Affiliate of the Company and the individual or the Consultant Company;
c.	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention to the affairs and business of the Company or an Affiliate; and

d.	has a relationship with the Company or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Company.

“Consultant Company” means ~~a “~~for an individual Consultant ~~Company” as defined in the TSX Venture Exchange Policies~~, a company or partnership of which the individual is an employee, shareholder or partner.

“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

a.	~~a.~~ being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

b.	~~b.~~ acting as a director or officer of the Company or its subsidiaries.

~~“Discounted Market Price” of Shares means, if the Shares are listed only on the TSX Venture Exchange, the Market Price less the maximum discount permitted under the applicable TSXV Policy applicable to the Options.~~

“Disinterested Shareholder Approval” means ~~disinterested shareholder~~ approval ~~as defined in the TSX Venture Exchange Policies~~by a majority of the Company’s security holders, in accordance with the requirements stipulated in the TSX Company Manual, which for greater certainty, excludes the votes cast by Insiders entitled to receive a benefit.

“Disposed Options” has the meaning ascribed thereto in section 4.7 of this Plan.

“Employee” means an ~~“Employee” as defined in the TSX Venture Exchange Policies~~individual who is considered an employee of the Company or its subsidiaries under the Income Tax Act (Canada)

.

“Exchanges” means the ~~TSX Venture~~Toronto Stock Exchange, and, if applicable, any other stock exchange or securities market on which the Shares are listed.

“Expiry Date” means the date set by the Board under section 3.1 of this Plan, representing the last date on which an Option may be exercised.

“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

~~“Insider” means:~~

~~a.~~	~~an insider as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and~~

~~b.~~	~~an Associate or Affiliate of any person who is an insider under subsection ‘a’.~~“Insider” has the meaning set out in the TSX Company Manual.

“Market Price” ~~of Shares at any Grant Date means the last closing~~means, with respect to any particular date, the volume weighted average trading price ~~per Share~~of the Shares on the Toronto Stock Exchange for the five trading ~~day~~days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the ~~Company announces the grant of the option or, if the grant is not announced, on the Grant Date, or if the~~ Shares trade or are quoted from time to time). If the Shares are suspended from trading or have not ~~listed~~traded on ~~any~~the Toronto Stock Exchange or another stock exchange, ~~“Market Price” of Shares means the price per Share on the over-the-counter~~inter-dealer quotation network or other organized trading facility for an extended period, the Market Price will be the fair market value of the shares as determined by ~~dividing~~ the ~~aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date~~Board in its sole discretion acting in good faith, and for U.S. tax purposes consistent with the requirements under Section 409A of the Code.

“Net Settlement” has the meaning ascribed thereto in section 4.7 of this Plan.

“Notice of Disposition” means the notice, in substantially the form attached hereto as Schedule B, whereby an Optionee notifies the Company of its intention to use the ~~cashless~~Net Settlement manner of exercise of vested Options in accordance with the provisions of section ~~4.2~~4.7 of this Plan.

“Option” means an option to purchase Shares granted pursuant to this Plan.

“Option Agreement” means an agreement, in substantially the form attached hereto as Schedule A, whereby the Company grants to an Optionee an Option.

“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 6 of this Plan; provided that, for the avoidance of doubt, the per Share Option Price shall be not less than 100% of the Market Price of a Share on the Grant Date.

“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

“Optionee” means each of the directors, officers, Employees and ~~Service Providers~~Consultants granted an Option pursuant to this Plan and their heirs, executors and administrators; provided that, with respect to any Option that is intended to be exempt from Section 409A of the Code, Optionee may only be a person for whom the Company would be deemed to be an “eligible issuer of service recipient stock,” as defined in Treasury Regulation 1.409A-1(b)(5)(iii)(E).

“Plan” ~~means~~has the meaning ascribed thereto in section 1 of this ~~Maverix Metals Inc Stock Option and Compensation Share~~ Plan.

“~~Service Provider” means:~~

~~a.~~	~~an employee of the Company or any of its subsidiaries;~~

~~b.~~	~~any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and~~

~~c.~~	~~any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider under subsection ‘b’ above.~~Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the TSX Company Manual.

“Shares” means the common shares in the capital of the Company as constituted on the date of this Plan provided that, in the event of any adjustment pursuant to section 6 of this Plan, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

“Section 409A of the Code” means the nonqualified deferred compensation rules under Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and any applicable treasury regulations or other official guidance thereunder.

“Take-Over Bid” has the meaning ascribed thereto in section 8.1 of this Plan.

“TSX ~~Venture Exchange Policies~~Company Manual” means the rules and policies ~~included~~of the TSX contained in the TSX ~~Venture Exchange Corporate Finance Manual and “TSXV Policy” means any one of them~~Company Manual, as amended from time to time.

“Unissued Option Shares” means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 6 of this Plan, such adjustments to be cumulative.

“Withholding Amount” means an amount determined in respect of an Optionee under section 4.8(a)(i).

3.       GRANT OF OPTIONS

3.1       Option Terms

The Board may from time to time authorize the issue of Options to directors, officers, Employees and ~~Service Providers~~Consultants of the Company and any of its subsidiaries. The Option Price under each Option shall not be less than the ~~Discounted~~ Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years from the Grant Date. Any Options which are terminated or expire will be available for re-granting under the Plan. Options shall be non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine.

3.2       Black-Out Period

Notwithstanding section 3.1 of the Plan and except where not permitted by the Exchanges, where an Option expires during a Black-Out Period or during the Black-Out Expiration Term, the term of such Option will be extended to a date which is ten (10) trading days following the end of such Black-Out Period (the “Extension Period”); provided that if an additional Black~~out~~-Out Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Black~~out~~-Out Period to enable the exercise of such Option within ten (10) trading days following the end of the last imposed Black-Out Period.

3.3	Limits on Shares Issuable on Exercise of Options and on the Grant of Compensation Shares

The maximum number of Shares which may be issuable pursuant to Options granted or Compensation Shares issued under the Plan shall be ~~15,000,000~~7,500,000, subject to appropriate adjustments upon the occurrence of a Share Reorganization. The number of Shares issuable to any one Optionee under the Plan, together with all of the Company’s other previously established or proposed ~~share compensation arrangements~~Security Based Compensation Arrangements, shall not exceed 5% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis. The number of Shares which may be issued under the Plan, together with all of the Company’s other previously established or proposed ~~share compensation arrangements~~Security Based Compensation Arrangements, in aggregate, shall not at any time exceed ~~20% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis. The number of Shares which may be issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:~~10,500,000 Shares.

Notwithstanding the other provisions of this section 3.3:

a.	the number of Shares issuable to Insiders ~~as a group~~, at any time, under the Plan, together with the aggregate number of Shares issuable to Insiders under any other Security Based Compensation Arrangement, shall not exceed 10% of the Company’s total issued and outstanding ~~issue~~share capital on a non-diluted basis;

b.	~~to~~the number of Shares issued to Insiders under the Plan, together with the aggregate number of Shares issued to Insiders under any other Security Based Compensation Arrangement, within any one ~~Optionee,~~year period shall not exceed ~~5~~10% of the Company’s total issued and outstanding ~~issue~~share capital on a non-diluted basis; and

c.	~~to any one Consultant shall not exceed 2% in the aggregate of the total issued and outstanding common shares; and~~the number of Options and Compensation Shares granted to non-employee directors under the Plan, in combination with all other equity awards granted to non-employee directors under any other Security Based Compensation Arrangements, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of CAD$150,000 per non-employee director, provided that the total value (based on Black-Scholes as determined by the Board) of Options issuable to any one non-employee director in any one year period shall not exceed CAD$100,000.

~~d.~~	~~all Eligible Persons who undertake Investor Relations Activities shall not exceed 2% in the aggregate of the total number of issued and outstanding common shares.~~

~~For the purposes of this section, Option Shares and Compensation Shares issued pursuant to an entitlement granted prior to the Optionee or recipient of the Compensation Shares becoming an Insider may be excluded in determining the number of Shares issuable to Insiders. For the purposes of subsections (a) and (b) above, “outstanding issue” is determined on the basis of the number of common shares in the capital of the Company that are outstanding immediately prior to the Option Share or Compensation Share issuance in question, excluding common shares in the capital of the Company issued pursuant to share compensation arrangements prior to such one-year period.~~

3.4       Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For Options to Employees~~,~~ or Consultants, ~~Consultant Companies or Management Company Employees,~~ the Company is representing herein and in the applicable ~~Stock~~ Option Agreement that the Optionee is a bona fide Employee~~, Consultant, Consultant Company or Management Company Employee~~ or Consultant, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.       EXERCISE OF OPTION

4.1       Manner of Exercise

Subject to the vesting and other terms of this Plan and the Option Agreement governing any specific Options, an Option may be exercisable by the Optionee delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share, plus a payment for the withholding taxes as specified in section 4.8. Upon the Company’s receipt of such notice and ~~payment~~payments there will be a binding contract for the issue of the Option Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case:

a.	the Option shall not have been validly exercised; and

b.	the Option shall no longer be exercisable unless the Board determines otherwise.

4.2       General Rule

Subject to section ~~4.4~~4.3 of this Plan, an Option may be exercised to purchase any number of vested Shares up to the number of Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. (Vancouver time) on the Expiry Date.

4.3       Termination of Affiliation

If an Optionee ceases to be a director, officer, Employee or ~~Service Provider~~Consultant of the Company or its subsidiaries, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option as follows; provided, for the avoidance of doubt, that any Option in respect of any Option Shares that have not vested pursuant to the terms of the Option Agreement governing such Option shall be automatically forfeited without consideration:

a.	Resignation or Ceasing to Hold Office. If the Optionee~~, or in the case of an Option granted to any Optionee who satisfies the definition of Service Provider set out in section 2 of this Plan, the Optionee’s employer,~~ ceases to be employed or engaged by the Company and any of its subsidiaries (including by way of voluntary resignation as a director, officer, Employee or ~~Service Provider~~Consultant), each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 120 days after the Optionee ceases to be a director, officer, Employee or ~~Service Provider~~Consultant;

b.	Retirement. Notwithstanding subsection ~~4.4~~4.3(a) of this Plan, if the Optionee ceases to be a director, officer, Employee or ~~Service Provider~~Consultant of the Company and any of its subsidiaries due to retirement, ~~as~~provided that the ~~Committee may determine from time to time,~~director, officer or Employee has a minimum of 5 consecutive years of service with the Company, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 12 months after the Optionee retires;

c.	Death; Disability. Notwithstanding subsection ~~4.4~~4.3(a) of this Plan, if the Optionee ceases to be a director, officer, Employee or ~~Service Provider~~Consultant of the Company and any of its subsidiaries due to death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 12 months after the date of death or Disability; and

d.	For Cause. Notwithstanding subsection ~~4.4~~4.3(a) of this Plan, if the Optionee~~, or, in the case of an Option granted to an Optionee who satisfies the definition of Service Provider set out in section 2 of this Plan, the Optionee’s employer:~~

i.	ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee or Optionee’s employer is employed or engaged;

ii.	ceases to be a director, officer, Employee or ~~Service Provider~~Consultant of the Company and any of its subsidiaries by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or

iii.	ceases to be eligible to hold office as a director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute,

each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date on which the Optionee ceases to be a director, officer, Employee or ~~Service Provider~~Consultant.

4.4	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee~~, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in section 2 of this Plan, the Optionee’s employer,~~ retires, resigns or is terminated from employment or engagement with the Company and any of its subsidiaries, the loss of the right to purchase Shares pursuant to section ~~4.4~~4.3 of this Plan shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatever in respect of such Optionee.

4.5       Amendment of Options by the Board

Notwithstanding subsections ~~4.4~~4.3(a) and ~~4.4~~4.3(c) of this Plan and in ~~addition to~~accordance with section 5 below, the Board reserves the right to amend the terms of an Option granted to any Optionee~~, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in section 2 of this Plan, the Optionee’s employer,~~ if such party resigns or is terminated from employment or engagement with the Company and any of its subsidiaries or such other circumstances as the Board sees fit. The Board shall be entitled, but in no way obligated, to amend the ~~number of Option Shares which an Optionee may purchase under an Option, the~~ Expiry Date of an Optionee’s Option ~~and~~, but not the Option Price.

4.6       Amendment of Options of Insiders by the Board

Notwithstanding sections ~~4.6~~4.5, 5.1, 5.2 and 5.3 and subject to section 8 of this Plan, the Board will not amend the terms of any option held by an Insider without first receiving the requisite shareholder approval.

4.7        Net Settlement

In lieu of exercising the Option by delivery of a notice along with payment of the Option Price as provided in section 4.1 hereof, with the prior written approval of the Board, which may be granted or withheld in its sole discretion, any Optionee may elect to transfer and dispose of a specified number of vested Options to the Company in exchange for a number of Shares having a fair market value equal to the intrinsic value of such vested Options disposed of and transferred to the Company (“Net Settlement”) by completing the Notice of Disposition set out as Schedule B. The decision of whether or not to permit Net Settlement for any Option is in the sole discretion of the Board and will be made on a case by case basis. Upon the Net Settlement of Options (the “Disposed Options”), the Company shall deliver to the Optionee that number of fully paid and non-assessable Shares (“X”) equal to the number of Disposed Options (“Y”) multiplied by the quotient obtained by dividing the result of the Market Price of one Share (“B”) less the Option Price per Share (“A”) by the Market Price of one Share (“B”). Expressed as a formula, such number of Shares shall be computed as follows:

X = (Y) x (B - A)
         (B)

No fractional Shares shall be issuable upon the Net Settlement of Options, such Shares will be rounded down to the nearest whole number.

4.8	Tax Withholding and Procedures

a.	Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in this Section 4 and elsewhere in this Plan, and as a condition of exercise:

i.	deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts (the “Withholding Amount”);

ii.	otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded; or

iii.	direct a portion of the Common Shares acquired to be sold by a broker, the funds from such sale paid to the Company within 7 business days, and the Company directed to remit the funds received to the Canada Revenue Agency and/or such other applicable provincial taxation authority in satisfaction of the applicable withholding requirements; and must in all other respects follow any related procedures and conditions imposed by the Company. For greater certainty, the Company shall be entitled to deduct any applicable withholding taxes from any payment of any kind whatsoever due to the Optionee.

b.	Notwithstanding anything else contained in this Plan, in the event that an Optionee provides a Notice of Disposition to the Company to permit the Net Settlement of Options pursuant to section 4.7, rather than delivering to the Optionee that number of Shares provided for under section 4.7, the Company may in its sole discretion instead:

i.	deliver to the Optionee that number of Shares provided for under Section 4.7, less that number of Shares equal to the quotient obtained by dividing the withholding amount by the Market Price of one Share; and

ii.	remit on behalf of the Optionee out of the Company’s funds the Withholding Amount to the applicable taxation authorities.

In the event that the Company determines to follow the procedures set forth in this section 4.8(b), then sections 4.8(a)(i), 4.8(a)(ii) and 4.8(a)(iii) shall not apply to the applicable Optionee. No fractional Shares shall be issuable pursuant to this section 4.8(b), such Shares to be rounded down to the nearest whole number.

5.        AMENDMENT PROCEDURE

5.1       Amendment Procedure

The Company retains the right to amend or terminate the terms and conditions of the Plan or Option Agreement, as applicable, by resolution of the Board (the “Amendment Procedure”). Any amendment to the Plan shall take effect only with respect to Options granted after the effective date of such amendment, provided that it may apply to any outstanding Options with the mutual consent of the Company and the Optionees to whom such Options have been granted. Without limiting the generality of the foregoing, the Board may use the Amendment Procedure without seeking shareholder approval when:

a.	altering, extending or accelerating the terms and conditions of vesting of any Options;

b.	accelerating the Expiry Date of Options;

c.	amending or modifying the mechanics of exercise of Options as set forth in Section 4 provided, however, payment in full of the Option Price for the Shares shall not be so amended or modified;

d.	effecting amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Plan or any Option Agreement;

e.	~~d.~~ effecting amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the Exchanges);

f.	~~e.~~ effecting amendments respecting the administration of the Plan;

g.	~~f.~~ effecting amendments necessary to suspend or terminate the Plan; and

h.	~~g.~~ any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the Exchanges).

5.2	Shareholder Approval

Shareholder approval will be required for the following types of amendments:

a.	amendments that increase the number of Shares issuable under the Plan,

b.	any amendment that extends the term of Options beyond the original expiry;

c.	any reduction in the Option Price of an Option or cancellation and reissuance of Options or other entitlements;

d.	any amendment that would remove or exceed the participation limits set out in subsection 3.3(c);

e.	any change to the class of participants eligible to participate under the Plan;

f.	~~d.~~ amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the Exchanges).

g.	~~e.~~ any amendment which would permit Options granted under the Plan to be transferable or assignable other than for normal estate planning and settlement purposes; and,

h.	~~f.~~ any amendment to this section 5.2 hereof as to increase the ability of the Board to amend the Plan without shareholder approval.

5.3	Disinterested Shareholder Approval

Disinterested Shareholder Approval will be required for the following types of amendments:

a.	amendments to the Plan that could result in the number of Shares issued under the Plan and all other security Based Compensation Arrangements of the Company to Insiders, within a one-year period, exceeding 10% of the outstanding issue;

b.	amendments to the Plan that could result at any time in the number of Shares ~~reserved for issuance~~issuable under the Plan and all other security Based Compensation Arrangements of the Company to Insiders exceeding 10% of the outstanding issue;

c.	~~b.~~ any reduction in the Option Price of an Option if the Optionee is an Insider at the time of the proposed amendment;

d.	any amendment that extends the term of an Option beyond the original expiry if the Optionee is an Insider at the time of the proposed amendment; and

e.	~~c.~~ amendments requiring Disinterested Shareholder Approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the Exchanges).

6.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

6.1	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

a.	the Option Price will be adjusted to a price per Share which is the product of:

i.	the Option Price in effect immediately before that effective date or record date; and

ii.	a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

b.	the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

6.2	Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

a.	shares of the Company, other than the Shares;

b.	evidences of indebtedness;

c.	any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

d.	rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

6.3	Corporate Organization

Whenever there is:

a.	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 6.1 or 6.2 of this Plan;

b.	a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

c.	a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation;

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares.

6.4	No Fractional Shares

No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of a Share Reorganization or Corporate Reorganization, an Optionee would become entitled to a fractional Share, such Optionee shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Option unless such amount of Shares represents the balance left to be exercised under the Option.

7.	COMPENSATION SHARES

7.1	Allotment and Issuance

Subject to section 3.3 of this Plan, the Board shall have the power and authority in its sole and absolute discretion, to allot, issue and deliver in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 2,500,000 common shares (“Compensation Shares”) to those directors, officers, Employees and ~~Service Providers~~Consultants of the Company or any of its subsidiaries whom the Board, in its sole and absolute discretion, deems to have provided contributions to the advancement of the Company. Compensation Shares can be issued by the Board, to cover salaries, bonus, retainers or other normal employee or director compensation items in lieu of cash.

7.2	Consideration

The Compensation Shares will be issued in consideration of the fair value of the contribution ~~of~~to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Compensation Shares, but such price shall not be less than the ~~Discounted~~ Market Price on the day on which the Compensation Shares are issued. No Compensation Shares shall be issued at a time when it is unlawful to fix the price for such Compensation Shares.

7.3	Board Discretion

Nothing in this Plan shall require the issue or distribution of any Compensation Shares in any given year or the distribution to any particular person of Compensation Shares at any time. The receipt by a recipient in any year of Compensation Shares shall not create any entitlement to a receipt of Compensation Shares by such recipient in any other year. No person shall have any right to receive a distribution of Compensation Shares in a year, whether or not other persons receive Compensation Shares in such other year. The Compensation Shares available for distribution in any year will be included for the purposes of calculating the amounts set out in section 3.3 of this Plan.

8.	SIGNIFICANT EVENTS AFFECTING THE COMPANY

~~8.1           Take-Over Bids and Merger Transactions~~

8.1          Change of Control

In the event of a ~~bona fide third-party offer for Shares pursuant to which an offeror offers to purchase all or substantially all of the Shares of the Corporation (a “Take-Over Bid”), or a merger, consolidation, amalgamation or other transaction pursuant to which the Corporation is not the surviving entity (together with a Take-Over Bid, a “Change of Control Transaction”), and in the absence of the surviving entity’s assumption of outstanding awards made under the Plan,~~Change of Control the following rules shall apply:

a.	all vested Options held by an Optionee as of the completion date will be exercisable by the Optionee until the time that is 90 days after the completion of such Change of Control ~~Transaction~~; and

b.	the vesting provisions governing 100% of all unvested Options held by an Optionee as of the completion date shall be accelerated and such Options will be Conditionally Exercisable by the Optionee for a period beginning on the date which is 21 days prior to the anticipated closing date of the Change of Control ~~Transaction~~ described above and ending 90 days after the completion of such Change of Control ~~Transaction~~. Option Shares issuable pursuant to Conditionally Exercisable Options will be issued immediately prior to the closing of the Change of Control ~~Transaction; and~~.

Notwithstanding the foregoing, with respect to any Option that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A of the Code, an event shall not be considered to be a Change of Control under the Plan for purposes of redemption of such Option unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Code.

For the purposes of this section 8 of the Plan, “Conditionally Exercisable” means, in the event a Change of Control ~~Transaction~~ is not completed within 90 days of the proposed completion date for such transaction, the Optionee will be refunded the Option Price paid to exercise such Optionee’s Options, such Options will be reissued, and the purported exercise of such Options will be null and void ab initio. The foregoing only applies in the event that the Optionee has not completed the exercise of the Options.

9.	MISCELLANEOUS

9.1	Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the Secretary of the Company.

9.2	Right to Employment

Neither this Plan nor any of the provisions hereof shall affect in any way the Optionee’s right to continued employment with the Company or its subsidiaries or the Company’s right to terminate such employment.

9.3	Amendment and Waiver

Subject to pre-clearance with the ~~TSX Venture~~Toronto Stock Exchange and any other prior regulatory approval where required, the Company may from time to time amend any provisions of the Plan, but no such amendment can impair any of the rights of any Optionee under any Option then outstanding and any material amendment to the Plan or increase in the maximum number of Shares which may be issuable under the Plan as set out in section 3.2 of this Plan will require the approval of shareholders of the Company.

9.4	No Assignment

No Optionee may assign any of his rights under the Plan.

9.5	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

9.6	Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

9.7	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to an Option and supersedes all prior agreements, undertakings and understandings, whether oral or written.

9.8          Section 409A Compliance

This Plan and any Options granted hereunder, are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any award of Options is subject to Section 409A of the Code, it shall be paid in a manner that is intended to comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury (U.S.) and the Internal Revenue Service (U.S.) with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with, or be exempt from, Section 409A of the Code, to the extent permitted without violating the provisions of Section 409A of the Code. The Company shall have no liability to an Optionee, or any other party, if an award of Options that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board or the Company and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Optionees and not with the Company. Notwithstanding any contrary provision in the Plan or Option Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Option Agreement) upon expiration of such delay period.

SCHEDULE A

Maverix Metals Inc.

STOCK OPTION AND COMPENSATION SHARE PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Maverix Metals Inc. (“the Company”) and the Optionee named below pursuant to the Maverix Metals Inc. Stock Option and Compensation Share Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

a.	on , (the “Grant Date”);

b.	(the “Optionee”);

c.	was granted the option to purchase _________ Common Shares (the “Option Shares”) of the Company;

d.	for the price (the “Option Price”) of $_________ per share;

e.	which will become exercisable up to, but not after ___ , _____ (the “Expiry Date”), as follows:

i. up to_____________ Option Shares after _______________ ;

ii. up to_____________ Option Shares after _______________ ;

iii. up to_____________ Option Shares after_______________ ; and

iv. up to_____________ Option Shares after_______________ ,

all on terms and subject to the conditions set out in the Plan.

~~As~~Pursuant to Section 4.8 of the Plan, as a condition to the exercise by an Optionee of an Option and prior to such exercise, arrangements satisfactory to the Company shall be made to enable the Company to satisfy all withholding tax and other source deduction requirements and obligations arising in respect of the exercise of the Option or otherwise related to the Plan (the "Applicable Withholding Taxes"), and among other things, the Company shall be entitled to deduct any Applicable Withholding Taxes from any payment of any kind whatsoever due to an Optionee.

The Optionee acknowledges that the grant and the exercise of an Option and the sale of the shares issuable upon exercise thereof may have consequences under tax and securities laws.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands and agrees to the terms and conditions of the Plan and this Option Agreement and further acknowledges that it has been advised to obtain independent legal and tax advice in connection with this Option Agreement and exercise of an Option hereunder.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _____ day of                       ,   _________  .

Maverix Metals Inc.

By:
Signature of Optionee		Authorized Signatory

By:
Authorized Signatory

SCHEDULE B

Maverix Metals Inc.

STOCK OPTION AND COMPENSATION SHARE PLAN

NOTICE OF DISPOSITION

TO:	The Administrator, Stock Option Plan
MAVERIX METALS INC.
~~1500 - 625 Howe~~575 – 510 Burrard Street
Vancouver, British Columbia, Canada V6C ~~2T6~~3A8

The undersigned hereby irrevocably gives notice, pursuant to the Maverix Metals Inc. (the “Company”) Stock Option and Compensation Share Plan (the “Plan”), of the disposition of (cross out the inapplicable item):

(a)	all of the Options; or

(b)	______________________ of the Options;

which are the subject of the Option Agreement attached hereto.

The undersigned hereby elects ~~pursuant to section 4.2 of the Plan~~ to dispose of the above-mentioned Options to the Company and directs the Company to issue a certificate evidencing the whole number of Shares to which the undersigned is entitled and directs the Company to issue such certificate to the undersigned at the address listed below. If the undersigned has elected to transfer and dispose of Options pursuant to Section 4.7 of the Plan then the undersigned hereby elects to dispose of the Options to the Company and directs the Company to issue a certificate evidencing the whole number of Shares to which the undersigned is entitled based on the formula set out in section ~~4.2~~4.7 of the Plan, less the number of Shares with respect to the tax withholding provisions of Section 4.8(b) of the Plan, and directs the Company to issue such certificate in the name of the undersigned and to mail such certificate to the undersigned at the following address~~:~~ listed below.

19

DATED the ____ day of , .

Signature of Optionee

APPENDIX “B”

AMENDED AND RESTATED RESTRICTED SHARE UNIT PLAN

Please see following page.

MAVERIX METALS INC.

AMENDED AND RESTATED RESTRICTED SHARE UNIT PLAN

EFFECTIVE: ~~[•]~~MAY 14, 2019,

AS AMENDED AND RESTATED ON [●], 2020

Article 1

General Provisions

1.1	Purpose

This Restricted Share Unit Plan ~~(the “Plan”)~~ is established as a means to award equity-based incentives to ~~the directors, officers and~~ Eligible Persons of the Corporation, to recognize and reward their significant contributions to the long-term success of the Corporation including to align the ~~directors’ and officers’~~Eligible Person’s interests more closely with the shareholders of the Corporation.

1.2	Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Account” means the bookkeeping account established and maintained by the Corporation for each Eligible Person in which the number of Restricted Share Units of the Eligible Person are recorded;

(b)	“Affiliate” shall have the meaning ascribed to such term in the Securities Act (Ontario);

(c)	“Associate” shall have the meaning ascribed to such term in the Securities Act (Ontario);

(d)	~~(b)~~ “~~Black-Out~~Blackout Period” means a period during which an Eligible Person is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Corporation on all or any of its executives, employees, insiders or persons in a ~~"~~“special relationship~~"~~” (as defined) with the Corporation~~.~~;

(e)	~~(c)~~ “Board” means the Board of Directors of the Corporation;

(f)	~~(d)~~ “Change of Control” includes:

(i)	The acquisition by any persons acting jointly or in concert (as determined by the Securities Act (British Columbia), whether directly or indirectly, of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all outstanding voting securities of the Corporation;

(ii)	an amalgamation, arrangement or other form of business combination of the Corporation with another corporation that results in the holders of voting securities of that other corporation holding, in the aggregate, more than 50% of all outstanding voting securities of the corporation resulting from the business combination;

(iii)	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a related entity; or

(iv)	any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion;

Notwithstanding the foregoing, with respect to any Restricted Share Unit that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A of the Code, an event shall not be considered to be a Change of Control under the Plan for purposes of redemption of such Restricted Share Unit unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Corporation within the meaning of Section 409A of the Code.

(g)	~~(e)~~ “Common Share” means a common share in the capital of the Corporation;

(h)	~~(f)~~ “Consultant” means ~~a “~~an individual or Consultant~~” as defined in the policies~~ Company, other than an employee, a director or an officer of the ~~TSXV;~~Corporation, that:

(i)	is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Corporation or an Affiliate, other than services provided in relation to a distribution;

(ii)	provides the services under a written contract between the Corporation or an Affiliate of the Corporation and the individual or the Consultant Company;

(iii)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention to the affairs and business of the Corporation or an Affiliate; and

(iv)	has a relationship with the Corporation or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(i)	~~(g)~~ “Consultant Company” means ~~a “~~for an individual Consultant ~~Company” as defined in the policies~~, a company or partnership of which the ~~TSXV~~individual is an employee, shareholder or partner;

(j)	~~(h)~~ “Corporation” means Maverix Metals Inc. and its successors and assigns;

(k)	~~(i)~~ “Director” means a non-Employee director of the Board of the Corporation;

~~(j)~~	~~“Disinterested Shareholder” means a holder of Common Shares that is not an insider (as defined the Securities Act (British Columbia) nor an associate (as defined in the Securities Act (British Columbia)) of an insider;~~

(l)	~~(k)~~ “Dividend” means a dividend declared and payable on a Common Share in accordance with the Corporation’s dividend policy as the same may be amended from time to time (an “Ordinary Dividend”), and may, in the discretion of the Board, include a special or stock dividend (a “Special Dividend”), and may, in the discretion of the Board, include a Special Dividend declared and payable on a Common Share;

(m)	~~(l)~~ “Eligible Person” means a bona fide full-time or part-time Employee, an eligible Consultant or Consultant Company, Director or Officer who is designated as eligible for participation in the Plan;

(n)	~~(m)~~ “Employee” means an employee of the Corporation or any subsidiary or any combination or partnership of such corporations;

(o)	~~(n)~~ “Exchange” means, collectively, the ~~TSX Venture~~Toronto Stock Exchange (“~~TSXV~~TSX”), any successor thereto and any other stock exchange or trading facilities through which the Shares trade or are quoted from time to time;

(p)	~~(o)~~ “Expiry Date” means, with respect to Restricted Share Units granted to an Eligible Person, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Eligible Person’s termination date and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in the Income Tax Act (Canada), as such rules and or sections may be amended or re-enacted from time to time;

(q)	~~(p)~~ “Fair Market Value” with respect to a Common Share as at any date means the arithmetic average of the closing price of the Common Shares traded on the ~~TSXV on~~TSX for the ~~Business Day~~five (5) trading days on which a board lot was traded immediately ~~prior to the Redemption Date~~preceding such date, or if the Common Shares are not listed on the ~~Exchange~~TSX, then on such other stock exchange or quotation system as may be selected by the Board, provided that, if the Common Shares are not listed or quoted on any other stock exchange or quotation system, then the Fair Market Value will be the value determined by the Board in its sole discretion acting in good faith;

(r)	“Grant Agreement” means the written or electronic agreement between an Eligible Person and the Corporation setting forth the terms and conditions applicable to an award of Restricted Share Units under this Plan.

(s)	~~(q)~~ “Grant Date” means any date determined from time to time by the Board as a date on which a grate of Restricted Share Units will be made to one or more Eligible Persons under this Plan;

(t)	“Insider” has the meaning set out in the TSX Policies;

(u)	~~(r)~~ “Officer” means an officer of the Corporation that has been duly appointed by the Board;

(v)	~~(s)~~ “Plan” means this Restricted Share Unit Plan, as amended from time to time;

(w)	~~(t)~~ “Redemption Date” in respect of any Restricted Share Unit means the third anniversary of the Grant Date on which such Restricted Share Unit was granted to the Eligible Person, unless (i) an earlier date has been approved by the Board as the Redemption Date in respect of such Restricted Share Unit, or (ii) Section ~~3.6~~3.5, 4.1, 4.2, 6.2 is applicable, in which case the Redemption Date in respect of such Restricted Share Unit shall be the date established as such in accordance with the applicable Section; provided that, notwithstanding any other provision hereof, in no event will the Redemption Date in respect of any Restricted Share Unit be after the end of the calendar year which is three years following the end of the year in which services to which the grant of such Restricted Share Unit relates were performed by the ~~Director or Officer~~Eligible Person to whom such Restricted Share Unit was granted;

(x)	~~(u)~~ “Reorganization” means any declaration of any stock dividend (other than a Special Dividend), combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Corporation assets to shareholders or any other similar corporate transaction or event which the Board determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan;

(y)	~~(v)~~ “Restricted Share Unit” means a restricted share unit credited by bookkeeping entry to an Account in respect of an Eligible Person in accordance with this Plan;

(z)	“Section 409A of the Code” means the nonqualified deferred compensation rules under Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and any applicable treasury regulations or other official guidance thereunder;

(aa)	~~(w)~~ “Subsidiary” has the meaning set out in the Securities Act (British Columbia); and

(bb)	~~(x)~~ “~~TSXV~~TSX Policies” means the policies included in the ~~TSXV Corporate Finance~~TSX Company Manual and “~~TSXV~~TSX Policy” means any one of them.

1.3	Effective Date

The Plan shall be effective May 14, 2019, as amended and restated on [~~•~~●], 2020; provided that no Common Shares may be issued under the Plan until and unless all required Exchange, regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares hereunder.

1.4	Governing Law; Applicable Regulatory Rules

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Exchange and applicable securities legislation.

Article 2

Eligibility and Participation

2.1       Eligibility

This Plan applies to those Directors, Officers, and Eligible Persons that the Board designates as eligible for a grant of Restricted Share Units under this Plan. The Board will make such designation prior to each Grant Date.

2.2       Copy of the Plan

The Corporation shall provide each Eligible Person with a copy of this Plan following the initial grant of Restricted Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.3       Limitation on Rights

Nothing in this Plan shall confer on any Director ~~or~~, Officer, Employee, Consultant or Consultant Company any right to be designated as an Eligible Person or to be granted any Restricted Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of Directors, Officers or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Restricted Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Restricted Share Units on a subsequent Grant Date.

2.4       Grant Agreements

Each grant of Restricted Share Units shall be evidenced by a ~~written agreement~~Grant Agreement executed by the Eligible Person in substantially the form appended as Schedule A hereto, or such other evidence (including electronic agreements) as the Board may determine from time to time. An Eligible Person will not be entitled to any grant of Restricted Share Units or any benefit of this Plan unless the Eligible Person agrees with the Corporation to be bound by the provisions of this Plan. By entering into ~~an agreement~~a Grant Agreement described in this Section ~~2.5~~2.4, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Board. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

2.5       Limits on Common Shares Issuable

(a)	The number of Common Shares which may be reserved for issuance under the Plan:

(i)	shall not exceed ~~6,000,000~~3,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the ~~TSXV~~TSX Policies or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation; and

(ii)	in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s equity incentive plans in existence from time to time, including the Corporation’s Stock Option and Share Compensation Plan, shall not exceed ~~21,000,000~~10,500,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the ~~TSXV~~TSX Policies or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation~~; and~~.

~~(iii)~~	~~to any one Eligible Person within a 12-month period shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis.~~

(b)	The number of Common Shares ~~which may be~~ issuable to Insiders, at any time, under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, ~~within any one-year period:~~

~~(i)~~	~~to any one Eligible Person,~~ shall not exceed ~~5~~10% of the total number of issued and outstanding Common Shares on ~~the Grant Date on~~ a non-diluted basis~~;~~

~~(ii)~~	.

(c)	The number of Common Shares issued to Insiders ~~as a group~~, within any one year period, under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the total number of issued and outstanding Common Shares on ~~the Grant Date on~~ a non-diluted basis~~; and~~.

~~(iii)~~	~~to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis.~~

(d)	The number of Restricted Share Units granted to non-employee Directors under the Plan, in combination with all of the Company’s other previously established or proposed share compensation arrangements, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of CAD$150,000 per non-employee Director, provided that the total value (based as determined by the Board) of stock options issuable to any one non-employee Director in any one year period shall not exceed CAD$100,000.

2.6       No Fractional Shares

No fractional Common Shares may be issued under the Plans. Fractional Restricted Share Units will be rounded down to the nearest whole Common Share on payout.

Article 3

Restricted Share Units

3.1	Grant of Restricted Share Units

(a)	The Corporation may grant Restricted Share Units to such Eligible Person(s) in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the ~~Participant~~Eligible Person for a fiscal year or otherwise as compensation, including as an incentive for future performance by the Eligible Person.

(b)	In granting any Restricted Share Units pursuant to this Plan, the Corporation shall designate:

(i)	the number of Restricted Share Units which are being granted to the Eligible Person

(ii)	any time-based conditions as to vesting of the Restricted Share Units to become vested Restricted Share Units;

(iii)	the Redemption Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and

(iv)	the Expiry Date;

which will be set out in the Grant Agreement.

3.2       Redemption of Restricted Share Units

(a)	~~(a)~~ On each Redemption Date, the Eligible Person shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those vested Restricted Share Units in the Eligible Person’s Account to which the Redemption Date relates, in one of the following forms:

(i)	subject to shareholder approval of this Plan and the limitations set forth in this Plan, Common Shares issued from treasury equal in number to the vested Restricted Share Units in the Eligible Person’s Account to which the Redemption Date relates, subject to any applicable deductions and withholdings;

(ii)	subject to and in accordance with any Applicable Law, Common Shares purchased by an independent administrator of the Plan in the open market for the purposes of providing Common Shares to Eligible Persons under the Plan equal in number to the vested Restricted Share Units in the Eligible Person’s Account to which the Redemption Date relates, subject to any applicable deductions and withholdings;

(iii)	the payment of a cash amount to an Eligible Person on the Redemption Date equal to the number of vested Restricted Share Units in respect of which the Corporation makes such a determination, multiplied by the Fair Market Value on the Redemption Date, subject to any applicable deductions and withholdings; or

(iv)	any combination of the foregoing,

as determined by the Corporation, in its sole discretion.

(b)	Shares issued by the Corporation from treasury under this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

(c)	For greater certainty, an Eligible Person shall have no right to receive Common Shares or a cash payment as compensation, damages or otherwise, with respect to any Restricted Share Units that do not become vested.

(d)	If an Eligible Person’s Restricted Share Units would, in the absence of this Section 3.2(d), be paid out within a Blackout Period applicable to such Eligible Person, such settlement shall be postponed until the first Trading Day following the date on which the relevant Blackout Period has expired~~.~~

~~(e)~~	~~The Corporation may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of an Eligible Person. The Corporation shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of an Eligible Person any Common Shares which would otherwise be issued or provided to an Eligible Person hereunder.~~  and for greater certainty and in any event such settlement will have occurred by March 15 of the calendar year following the calendar year in which the Redemption Date occurs.

3.3       Compliance with Tax Requirements

(a)	In taking any action hereunder, or in relation to any rights hereunder, the Corporation and each Eligible Person shall comply with all provisions and requirements of any income tax, pension plan, or employment or unemployment insurance legislation or regulations of any jurisdiction which may be applicable to the Corporation or Eligible Person, as the case may be. The Corporation may take such other action as the Board may consider advisable to enable the Corporation and any Eligible Person to satisfy obligations for the payment of withholding or other tax obligations relating to any payment to be made under this Plan, including withholding from any amount payable to an Eligible Person, either under this Plan or otherwise. Each Eligible Person (or the heirs and legal representatives of the Eligible Person) shall bear any and all income or other tax imposed on amounts paid to the Eligible Person (or the heirs and legal representatives of the Eligible Person) under this Plan. If the Board so determines, the Corporation shall have the right to require, prior to making any payment under this Plan, payment by the recipient of the excess of any applicable Canadian or foreign federal, provincial, state, local or other taxes over any amounts withheld by the Corporation, in order to satisfy the tax obligations in respect of any payment under this Plan or to sell any Common Shares which would be issued on settlement of Restricted Share Units to satisfy such tax obligations. If the Corporation does not withhold from any payment, or require payment of an amount by a recipient, sufficient to satisfy all income tax obligations, the Eligible Person shall make reimbursement, on demand, in cash, of any amount paid by the Corporation in satisfaction of any tax obligation. Notwithstanding any other provision hereof, in taking such action hereunder, the Board and the Board shall endeavour to ensure that the payments to be made hereunder will not be subject to the “salary deferral arrangement” rules under the Income Tax Act (Canada), as amended, or income tax legislation of any other jurisdiction.

(b)	The Plan and any Restricted Share Units granted hereunder, are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any award of Restricted Share Units is subject to Section 409A of the Code, it shall be paid in a manner that is intended to comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury (U.S.) and the Internal Revenue Service (U.S.) with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with, or be exempt from, Section 409A of the Code, to the extent permitted without violating the provisions of Section 409A of the Code. The Corporation shall have no liability to an Eligible Person, or any other party, if an award of Restricted Share Units that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board or the Corporation and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Eligible Persons and not with the Corporation. Notwithstanding any contrary provision in the Plan or Grant Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Grant Agreement) upon expiration of such delay period.

3.4       Adjustments

If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Board, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Board may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Restricted Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise extend the Redemption Date otherwise applicable. The Corporation shall give notice to each Eligible Person of any adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes. The existence of outstanding Restricted Share Units shall not affect in any way the right or power and authority of the Corporation or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business or any merger or consolidation of the Corporation, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Corporation, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise. Any adjustment to an award of Restricted Share Units under this Section 3.4 shall be intended to comply with the requirements of Section 409A of the Code, to the extent applicable.

3.5       Offer for Common Shares – Change of Control

Notwithstanding anything else herein to the contrary, subject to prior approval of the Exchange if required, in the event of a Change of Control, then the Redemption Date shall be deemed to be the date on which the Change of Control occurs, and all Restricted Share Units granted to the Eligible Persons and outstanding under the Plan shall immediately vest and be paid out in accordance with Section 3.2.

Article 4

Events Affecting Entitlement

4.1       Termination of Employment or ~~Election as a Director~~Service

(a)	Voluntary Termination or Termination for Cause. If an Eligible Person is terminated by the Corporation for cause (as determined by the Corporation), or if an Eligible Person, voluntarily terminates employment or service for any reason or resigns as a Director, as applicable, all of the Eligible Person’s Restricted Share Units, whether vested or unvested, shall be forfeited and no amount shall be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so forfeited.

(b)	Involuntary Termination. The Restricted Share Units of an Eligible Person which have vested on the applicable date, other than a Director, who is involuntarily terminated by the Corporation, for reasons other than cause, shall be redeemed for an equal number of Common Shares or equivalent cash value. For the purposes of this Section 4.1(b), the Redemption Date shall be the date on which the employment or service of the Eligible Person, other than a Director, is terminated irrespective of any entitlement of the Eligible Person to notice, pay in lieu of notice or benefits beyond the termination date. For the avoidance of doubt, any Restricted Share Units that are unvested as of the date of such involuntary termination shall be automatically forfeited without consideration.

(c)	Termination Related to Directors. The Restricted Share Units of a Director, whether vested or unvested, who is not re- elected at an annual or special meeting of shareholders shall be redeemed for cash at the Fair Market Value of a Restricted Share Unit on the Redemption Date. For purposes of this Section 4.1(c), the Redemption Date shall be on the date on which the annual or special meeting is held.

4.2       Death

All of the Restricted Share Units, whether vested or unvested, of an Eligible Person who dies shall be redeemed in accordance with Section 3.2. For the purposes of the foregoing, the Redemption Date shall be the date of the Eligible Person’s death.

4.3       No Grants Following Last Day of Active Employment or Service

In the event of termination of any Eligible Person’s employment or service with the Corporation, such Eligible Person shall not be granted any Restricted Share Units pursuant to ~~Section 3.1~~this Plan after the last day of active employment or service of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment or other service agreement between any Eligible Person and the Corporation, no Eligible Person will have any right to be awarded additional Restricted Share Units, and shall not be awarded any Restricted Share Units, pursuant to ~~Section 3.1~~this Plan after the last day of active employment or service of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person’s position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment or service. Notwithstanding any other provision hereof, or any provision of any employment or other service agreement between the Corporation and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Restricted Share Units pursuant to ~~Section 3.1~~this Plan after the last day of active employment or service of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right.

Article 5

Administration

5.1       Transferability

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution.

5.2       Administration

The Board shall, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration and operation of the Plan. The Board may delegate to any person any administrative duties and powers under this Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Board with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Board may establish policies respecting minimum ownership of Common Shares of the Corporation by Eligible Persons and the ability to elect Restricted Share Units to satisfy any such policy.

5.3       Records

The Corporation will maintain records indicating the number of Restricted Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Restricted Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan.

5.4       Legal Compliance

Without limiting the generality of the foregoing, the Board may take such steps and require such documentation from Eligible Persons as the Board may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended, the U.S. Internal Revenue Code of 1986, as amended, or income tax legislation ~~or~~of any other jurisdiction.

Article 6

Amendment and Termination

6.1       Amendment

(a)	The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation and, where applicable, the approval of the Exchange, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain ~~the Disinterested Shareholder~~shareholder approval in accordance with the requirements of the Exchange for any amendment related to:

(i)	an increase to the number or percentage of issued and outstanding Common Shares available for grant under the Plan;

(ii)	a change in the method of calculation of redemption of Restricted Share Units held by Eligible Persons including Insiders;

(iii)	cancelling and reissuing Restricted Share Units or substituting the Restricted Share Units with other awards or cash;

(iv)	~~(iii)~~ an extension to the term for redemption of Restricted Share Units held by Eligible Persons including Insiders;

(v)	removing or exceeding the participation limits for Insiders set forth in Section 2.5(b) or Section 2.5(c) herein;

(vi)	amending Section 5.1 to allow for the transfer or assignment of Restricted Share Units other than by will or the laws of decent and distribution;

(vii)	amending the eligibility for participation under the Plan;

12

(viii)	amending the non-employee Director participation limits in Section 2.5(d); and

(ix)	amending this Section 6.1(a) or Section 6.1(c).

(b)	Unless an Eligible Person otherwise agrees, any amendment to the Plan or Restricted Share Unit shall apply only in respect of Restricted Share Units granted on or after the date of such amendment.

(c)	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval amendments to:

(i)	the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Exchange, in place from time to time;

(ii)	the provisions of the Plan respecting administration of the Plan ~~and eligibility for participation under the Plan~~;

(iii)	the provisions of the Plan respecting the terms and conditions on which Restricted Share Units may be granted pursuant to the Plan~~, including the provisions relating to the payment of the Restricted Share Units~~;

(iv)	the vest provisions of any grant; and

(v)	to the Plan that are of a “housekeeping” nature.

6.2       Termination of Plan

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Restricted Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Restricted Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Restricted Share Units shall remain outstanding, be entitled to payments as provided under Section 3.4, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Restricted Share Units credited to such Eligible Person, or all outstanding and unredeemed Restricted Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof.

Article 7

General

7.1       Rights to Common Shares

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, except as expressly provided herein. A holder of Restricted Share Units shall not have rights as a shareholder of the Corporation with respect to any Common Shares which may be issuable pursuant to the Restricted Share Units so held, whether voting, right on liquidation or otherwise.

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7.2       No Right to Employment

This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Board guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Corporation or any of its subsidiaries, or giving any Eligible Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Corporation to terminate the employment or service of any Eligible Person at any time.

7.3       Right to Funds

Neither the establishment of this Plan nor the granting of Restricted Share Units under this Plan shall be deemed to create a trust. Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Officer to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Corporation.

7.4       Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and an Eligible Person, including without limitation, the estate of such Eligible Person and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or Eligible Person’s creditors.

7.5       Severability

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

~~7.6       Extension of Vesting during Blackouts~~

~~Unless otherwise determined by resolution of the Board, in the event that any vesting provision expires during a self imposed or regulatory black out period on trading securities of the Corporation, such vesting period shall be automatically extended until 48 hours after such black out period has expired.~~

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Schedule A

Restricted Share Unit Agreement

Restricted Share Unit Plan of Maverix Metals Inc.

This Restricted Share Unit Grant Agreement (this “Agreement”) is made the ____ day of ________, 20___ between [Name of Eligible Person], the undersigned “Eligible Person” (the “Eligible Person”), being an employee or Director of Maverix Metals Inc. (the “Corporation”), name or designated pursuant to the terms of the Restricted Share Unit Plan of the Corporation (which Plan, as the same may from time to time be modified, supplemented or amended and in effect is herein referred to as the “Plan”), and the Corporation.

In consideration of the grant of Restricted Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Eligible Person hereby agrees and confirms that:

1.	The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.

2.	The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board, or any person to whom the Board may delegate administrative duties and powers in relation to the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3.	On _____________________________, 20 __, the Eligible Person was granted Restricted Share Units, which grant is evidenced by this Agreement, as follows:

a.	Number of Restricted Share Units granted: ____________.

b.	Vesting schedule: The Restricted Share Units granted under this Agreement shall vest as follows, subject to the Eligible Person’s continued employment or service with the Corporation or its affiliates through each applicable vesting date: (i) __ of the Restricted Share Units shall vest on _____, (ii) __ of the Restricted Share Units shall vest on _____ and (iii) __ of the Restricted Share Units shall vest on _____.

c.	Redemption Date: Third (3rd) anniversary of the date of grant, i.e. ____.

d.	Expiry Date: Second (2nd) anniversary of the date of termination of the Eligible Person’s employment or service with the Corporation or its affiliates.

4.	This ~~Restricted Share Unit Grant~~ Agreement shall be considered as part of and an amendment to any employment agreement between the Eligible Person and the Corporation and the Eligible Person herby agrees that the Eligible Person will not make any claim under that employment agreement for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in the Plan.

5.	The intent of the parties is that this Agreement, and the Restricted Share Units granted hereunder, are exempt from Section 409A of the U.S. Internal Revenue Code and the regulations and guidance promulgated thereunder as “short-term deferral” and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be exempt therefrom.

15

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

MAVERIX METALS INC.		ELIGIBLE PERSON

Per:
	Authorized Signatory	Print Name:
(Eligible Person)

APPENDIX “C”

MANDATE OF THE BOARD OF DIRECTORS

Please see following page.

MANDATE OF THE BOARD OF DIRECTORS

Subject to the constating documents of Maverix Metals Inc. (the “Company”) and applicable law, the Board of Directors of the Company (the “Board”) has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals.

The Board’s fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company’s strategic direction.

COMPOSITION

A majority of the Board shall be independent from the Company. For the purposes of this Mandate, the definition of “independent” shall be the definition set out in National Instrument 52-110 Audit Committees, namely that a director is independent if they have no direct or indirect relationship with the Company that could, in the view of the other members of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. In addition, pursuant to United States securities laws, an independent member of the Board may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries (other than compensation earned as a result of the services as a Board member); nor be an affiliated person, as such term is defined in Rule 10A-3 of the Securities and Exchange Act of 1934, of the Company or any of its subsidiaries.

Members of the Board shall also possess the necessary skills, expertise, diversity, competencies that the Board is expected to possess. In addition, the members of the Board will be required to satisfy criteria as may be determined by the Toronto Stock Exchange from time to time.

The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.

DUTIES AND RESPONSIBILITIES

a.	A principal responsibility of the Chairman of the Board (the “Chairman”) will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chairman need not be independent of management, however, if the Chairman is not independent then the Board shall consider appointing a Lead Director, at the recommendation from the Nominating and Governance committee.

b.	The Board will ensure that proper limits are placed on management’s authority.

c.	In conjunction with each annual general meeting, the Board shall:

i.	appoint a Chairman;

MAVERIX METALS INC.

ii.	appoint the senior officers of the Company and approve the senior management structure of the Company; and

iii.	appoint committees of the board, including a Nominating and Governance Committee, Compensation Committee and an Audit Committee. In due course and when considered appropriate, the Board may establish additional committees, including a Human Resources and Compensation Committee, and a Finance Committee, however as of the date this mandate was approved, it is the Board’s intention that the duties of these committees will be administered by the Board as a whole.

d.	The Board will ensure that it adopts and maintains appropriate mandates, charters and position descriptions for: the Board, the Chairman, the CEO, the committee chairs, as well as for the committees themselves;

e.	The Board shall be responsible for monitoring the performance of the CEO and determining the compensation of the CEO. The Board will receive reports and recommendations from the Chairman on both CEO performance and compensation in connection therewith;

f.	From time to time, the Board may appoint special committees to assist the Board in connection with specific matters; and

g.	The Board shall meet not less than four times during each fiscal year. The Board will also meet at any other time at the call of the Chairman or any director, subject to the constating documents of the Company.

Management Oversight

The Board will ensure the Company has management with the appropriate skillset and experience. This responsibility is carried out primarily by:

a.	appointing the CEO as the Company's business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the CEO's individual performance;

b.	developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives; and

c.	developing a position description for the CEO and reviewing performance against such description.

Strategic Planning Process and Risk Management

a.	The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

b.	The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of annual and long-term corporate objectives for the Company, which are to be reviewed and approved not less than annually, by the Board.

c.	The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

d.	The Board will provide guidance to the CEO and senior management team with respect to the Company's ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

MAVERIX METALS INC.

Internal Controls and Management Information Systems

Through the CEO, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS

a.	The Board will monitor and periodically review the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

i.	effective means to enable shareholders to communicate with senior management and the Board; and

ii.	effective channels by which the Company may interact with analysts and all other stakeholders.

b.	The Board will review and if necessary, approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form and any prospectuses that may be issued.

c.	The Board will establish and maintain a disclosure policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

d.	All directors will have open access to the Company’s senior management.

e.	The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

SUCCESSION PLANNING

The Board will regularly consider and develop succession plans for the Chairman, CEO and senior management personnel.

BOARD INDEPENDENCE

The Board will, where deemed desirable or necessary, implement appropriate structures and procedures to ensure that the Board can function independently of management which may include:

a.	the institution of regular meetings of independent directors at every quarterly Board meeting, without the presence of management.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Nominating and Governance Committee, in conjunction with the Chairman and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program.

MAVERIX METALS INC.

The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

a.	Approve all significant acquisition plans and oversee the establishment of priorities for the allocation of funds and financing to various acquisitions.

b.	Approve all expenditure items proposed by the Company as required in the Company’s Spending Policy.

c.	Approve any policy for hedging and forward sales of the Company’s products (including but not limited to gold, silver or base metals).

d.	Approve all significant policies which in the opinion of the Board would have a direct impact on how the Company carries on its business or on how the Company would be perceived by its stakeholders.

e.	Approve any policy for management of foreign currency risk.

f.	Approve the annual budget.

g.	Approve any material Company financing(s), including but not limited to: the issue of equity, debentures, convertible debentures, and bank or other borrowings.

h.	Attend, prepare for and be actively involved in regular Board meetings and, if applicable, Board committee meetings.

i.	With the assistance of the Nominating and Governance Committee, develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

j.	Adopt and monitor, through the Nominating and Governance Committee, a formal “Code of Ethical Conduct” that will govern the behavior of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.

INDEPENDENT ADVISORS

The Board and any committees may at any time retain outside financial, legal or other advisors at the reasonable expense of the Company. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of the Company.

MAVERIX METALS INC.